
05007641

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smedvig

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3557 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/5/05

ANNUAL REPORT 2004


WEST VENTURE

Smedvig

Company profile

Smedvig is a leading offshore drilling contractor headquartered in Stavanger, Norway. The Company offers drilling and well services within three main markets: mobile units, tender rigs and well services.



SMEDVIG asa
MOBILE UNITS
TENDER RIGS
WELL SERVICES

Smedvig's fleet of mobile units consists of two modern semi-submersible rigs West Alpha and West Venture, the ultra-large jack-up rig West Epsilon and the ultra-deepwater drillship West Navigator. The Company's mobile drilling fleet is considered one of the most modern in the world due to the emphasis on the technically demanding segments of the offshore drilling industry, including industry-leading positions in high-specification deepwater and harsh environment drilling units.

Smedvig is the world's leading operator of self-erecting tender rigs with a fleet of seven tender rigs and three semi-tenders. In addition, the Company has one semi-tender rig under construction.

Smedvig offers well services on fixed installations in both the Norwegian sector and the UK sector of the North Sea and holds contracts for production drilling, wireline operations and engineering services.

Smedvig has more than 30 years experience from drilling operations in harsh environments in Europe's northern offshore areas and from operations of tender rigs in Southeast Asia.

Represented in nine countries on three different continents, Smedvig has approximately 3,750 employees. More than 50 percent of the workforce is employed outside Norway.

Smedvig is a US$ 1.4 billion company and the Company's common stocks are traded under the symbol SME/SMEB and SMVa/SMVb at the Oslo Stock Exchange and the New York Stock Exchange, respectively. In 2004, the Company generated revenues of approximately NOK 3,081 billion (US$ 457 million).

CONTENTS





11



27



54



64





The year in brief

REVENUES

Revenues for the full year amounted to NOK 3,081 million, an increase of one percent. The revenues for mobile units, tender rigs and well services were NOK 1,168 million, NOK 955 million and NOK 958 million, respectively.

OPERATING PROFIT

Operating profit in 2004 amounted to NOK 414 million, a decrease of 22 percent compared to the preceding year. Operating profit for the mobile units, tender rigs and well services were NOK 89 million, NOK 233 million and NOK 92 million, respectively.

EARNINGS PER SHARE

Earnings per share for Smedvig asa amounted to NOK 5.6 for 2004, as compared to a loss per share of NOK 0.7 in the previous year. Equity per share was NOK 38.3.

DIVIDEND

The Board of Directors proposes to the General Meeting that a dividend of NOK 1.50 be paid to the shareholders of Smedvig asa for the 2004 financial year.

SHARE PRICE

In 2004, the share price increased significantly. On the Oslo Stock Exchange the Class A share increased from NOK 50.50 at the beginning of the year to NOK 101.75 at year-end, corresponding to an increase of 102 percent. The Class B share increased from NOK 42.50 to NOK 82.50 at year-end, corresponding to an increase of 94 percent.

ORDER BACKLOG

The current order backlog totals approximately NOK 8.2 billion. The average contract backlog for the Company's mobile units is 15 months while the average contract backlog for tender rigs is 18 months.

OUTLOOK

The current contract coverage combined with a robust market for offshore drilling units suggest that the operating profit for the 2005 financial year will increase compared to the operating profit for the 2004 financial year.

The modest utilization of the world´s offshore drilling fleet experienced in 2003 continued into the beginning of 2004, but from the second quarter and onwards the utilization increased at the fastest pace since 1998.

Main events

FIRST QUARTER

- New contracts in Norway, UK and West Africa, securing long-term employment for the drillship West Navigator totaling US$ 275 million.
- Two-year contract extension with Norsk Hydro for West Venture worth US$ 150 million.
- 12 months contract extension with ExxonMobil in Malaysia for T-2 (T-9) worth US$ 18 million.
- Settlement made with ExxonMobil related to the Balder FPU dispute.
- West Venture hit by a supply vessel.

SECOND QUARTER

- New platform drilling contract with Statoil for the Gullfaks and Statfjord fields on the Norwegian continental shelf worth US$ 270 million.
- New platform drilling and maintenace contract with Shell covering 12 platforms on the UK continental shelf worth US$ 143 million.
- The construction of a new semi-tender, West Setia, is initiated with delivery in the third quarter of 2005.
- Delivery of T-9.

THIRD QUARTER

- Agreement made to acquire the remaining ownership interests in the deepwater drillship West Navigator and the 4th generation semi-submersible West Alpha.
- Extended contract for the ultra-large jack-up West Epsilon.
- Partial reversal of previous write-down related to the drillship West Navigator.

FOURTH QUARTER

- One-year contract extension with Petronas Carigali and ExxonMobil for T-6 and T-9, respectively worth a total of US$ 34 million.
- New contracts with Petronas Carigali, PTT and Shell Sarawak for Teknik Berkat, T-3 and West Alliance, respectively totaling US$ 53 million.
- Eight-months contract extension with Total Congo for T-8 worth US$ 13 million.


REVENUES
NOK mill.
4,000
3,000
2,000
1,000
0
00
01
02
03
04


OPERATING PROFIT
NOK mill.
1,000
800
600
400
200
0
00
01
02
03
04


NET INCOME
NOK mill.
1,200
600
0
(600)
(1,200)
00
01
02
03
04





Key figures

NOK mill.	**2004**	2003	2002	2001	2000
INCOME STATEMENT					
Revenues	**3,081**	3,037	3,354	3,816	3,588
EBITDA	**852**	953	941	1,536	1,384
Operating profit (EBIT)	**414**	530	413	996	852
Net income	**451**	(88)	(802)	1,068	76
Average NOK/US$	**6.75**	7.09	7.99	8.99	8.80
BALANCE SHEET					
Total assets	**8,268**	7,575	7,540	10,951	11,094
Drilling units	**6,081**	5,377	5,442	8,426	8,169
Cash and cash equivalents	**746**	993	598	930	1,045
Shareholders' equity	**3,165**	3,062	3,379	5,068	4,145
Interest bearing debt	**4,028**	3,523	2,983	4,724	5,893
NOK/US$ at year-end	**6.05**	6.69	6.97	9.03	8.86
KEY FIGURES					
EBITDA margin	**28%**	31%	28%	40%	39%
EBIT margin	**13%**	17%	12%	26%	24%
Return on equity	**14%**	(3%)	(19%)	23%	2%
Equity ratio	**38%**	40%	45%	46%	37%
Return on capital employed	**5%**	7%	5%	10%	9%
Earnings per share	**5.20**	(0.71)	(9.74)	12.97	0.99
Cash flow per share	**8.20**	2.32	11,85	17,99	9.59
Dividend per share	**1.50**	1.25	1,00	1.50	1.25
Book value per share	**38.33**	37.64	41,08	61.59	50.02
VALUATION					
Class A share price at Dec. 31	**102**	51	33	73	87
Class B share price at Dec. 31	**82**	42	29	62	75
P/E	**16.9**	N/A	N/A	5.3	83.8
P/CE	**11.6**	20.7	2.7	3.9	8.7
P/B	**2.5**	1.3	0.8	1.1	1.7
EV/EBITDA	**13.9**	7.9	6.0	6.2	8.4

REVENUES


31%
38%
31%

EBITDA


13%
40%
47%

EBIT


22%
22%
56%

● Mobile units
● *Tender rigs*
○ Well services

DEFINITIONS

Book value per share - Shareholders equity/Total number of outstanding shares
Cash flow per share - (Cash flow - minority interest)/Average number of shares outstanding
Earnings per share - (Net income - minority interest)/Average number of outstanding shares
EBIT margin - (Operating profit/Revenues)
EBITDA - (Operating profit plus depreciation and amortization)
EBITDA margin - (EBITDA/Revenues)
Enterprise value (EV) - Market capitalization plus net interest bearing debt
Equity ratio - (Equity/Total assets)
EV/EBITDA - Enterprise value/EBITDA
P/B - Share price/Book value per share
P/CE - Share price/Cash flow per share
P/E - Share price/Earnings per share
Return on capital employed - (Operating profit + interest income)/Average total assets
Return on equity - (Net income/Average equity)

MOBILE UNITS

OPERATIONS
The two semi-submersible rigs West Alpha and West Venture and the ultra-large jack-up rig West Epsilon were employed in Norwegian waters. The deepwater drillship West Navigator had assignments in Norway, UK and West Africa. The utilization rate of 89 percent was in line with the utilization for 2003.

MARKETS
The market improved significantly for mobile units in 2004, and the business unit secured contracts worth US$ 425 million. The outlook for the mobile unit division is favorable.

KEY FIGURES

NOK mill.	**2004**	2003
Revenues	**1,168**	1,287
EBITDA	**337**	387
Operating profit	**89**	129
Employees	**915**	865

OPERATING PROFIT
NOK mill.


800
600
400
200
0
(200)
00
01
02
03
04

TENDER RIGS

OPERATIONS
The tender rigs were mainly employed offshore Malaysia, Thailand, Indonesia in Southeast Asia and Congo in West Africa. The utilization rate for 2004 was 90 percent as compared to 94 percent in 2003.

MARKETS
As several projects in Southeast Asia were pushed out in time, the market for tender rigs experienced a temporary slow-down during the second half of 2004. However, in February 2005, all the Company's tender rigs were on contract.

KEY FIGURES

NOK mill.	**2004**	2003
Revenues	**955**	911
EBITDA	**403**	473
Operating profit	**233**	326
Employees	**1,470**	1,137

OPERATING PROFIT
NOK mill.


500
400
300
200
100
0
00
01
02
03
04

WELL SERVICES

OPERATIONS
The well services operations increased significantly during the year with start-up of operations on the UK continental shelf and on the additional Gullfaks field in the Tampen area on the Norwegian continental shelf, increasing the number of employees in the division from 800 to more than 1,300 people.

MARKETS
The demand for well services remains solid. In 2004, the Company grew its market share in the North Sea to approximately 30 percent, and the division secured contracts worth US$ 413 million.

KEY FIGURES

NOK mill.	**2004**	2003
Revenues	**958**	838
EBITDA	**112**	106
Operating profit	**92**	88
Employees	**1,366**	803

OPERATING PROFIT
NOK mill.


100
80
60
40
20
0
00
01
02
03
04

The history of Smedvig dates back to 1915, when the Peder Smedvig Shipping Company was established. Smedvig entered the offshore oil and gas industry in the early 1970s by investing in the first Norwegian owned drilling unit West Venture at the same time as the offshore activities were initiated in the North Sea.


1915


1973


1990


2000


2003

SMEDVIG IN RETROSPECTIVE

1915
- The shipowning company Peder Smedvig is established.

1972
- A/S Smedvig Drilling Co. is established.

1973
- The first Norwegian owned drilling unit, West Venture, is delivered from the yard.

1977
- Smedvig is awarded its first platform drilling contract by Unocal on the UK shelf.

1981
- Smedvig is awarded the platform drilling contract on the Statfjord field.

1988
- Smedvig acquires one of Norway's largest drilling contractors, Dyvi Offshore.

1990
- Smedvig is listed on the Oslo Stock Exchange.
- Smedvig acquires the tender rig company Robray Offshore Ltd. in Singapore.

1991
- Smedvig expands its business to include mobile production and acquires ownership interest in the world's largest mobile production unit SPU 1.

1993
- Smedvig acquires the ultra-large harsh environment jack-up drilling rig, West Epsilon.
- Smedvig acquires several reservoir software companies and establishes Smedvig Technology.

1994
- Smedvig signs the contract for the construction of the mobile production unit SPU 380 (Balder FPU).

1995
- Smedvig acquires 50 percent in the 4th generation semi-submersible rig West Alpha.

1996
- Smedvig is listed on the New York Stock Exchange.

1997
- Smedvig acquires 50 percent in two deepwater drillships under construction (West Navion I & II).
- Smedvig acquires the tender rig T-8 and the semi-tender West Pelaut.

1998
- Smedvig terminates the West Navion II project.
- The UK platform drilling operations are disposed of.
- Smedvig exits the mobile production business.

1999
- The semi-tender West Menang is delivered from the yard.
- Smedvig Technology is merged with Multi-Fluid to form Roxar.

2000
- The 5th generation semi-submersible rig West Venture and the deepwater drillship West Navigator (former West Navion) are delivered from the yards.

2001
- *The 3rd generation semi-submersible rig West Delta is sold.*

2002
- The semi-tender West Alliance is delivered from the yard.
- The 3rd generation semi-submersible rig West Vanguard is sold.

2003
- West Alliance is the first tender rig drilling in deep waters.

2004
- The construction of a new semi-tender rig, West Setia, is initiated.
- The tender rig T-9 is delivered from the yard.
- Smedvig acquires the remaining 50 percent ownership interests in West Alpha and West Navigator.
- Smedvig re-enters the UK platform drilling market with a four-year contract with Shell UK.

Company vision

Setting the standard in drilling!

Company strategy

The strategy is to strengthen the Company's position as a preferred provider of offshore drilling and well services and pursue growth in selected international market segments. The Company seeks long-term contracts through well-established relationships with its customers.

The key elements in the strategy platform are:

- Smedvig is committed to providing customers with safe and efficient operations.
- Smedvig will perform high quality operations by combining state-of-the-art mobile units with experienced and skilled employees.
- Smedvig will capitalize on leading edge technology in deep waters as well as in harsh environment areas.
- Smedvig will develop its strong position in the tender rig market and pursue further organic growth opportunities in conventional waters as well as deep water areas.
- Smedvig will, building on the Company's solid market position in the North Sea, offer a diversified product range of well services through selected value-adding activities.

Company values

Smedvig is committed to building value for its shareholders through focus on SAFETY, being RESPONSIBLE, INSPIRATIONAL, LOYAL and PROACTIVE.

The value chain of offshore services

Smedvig offers services within exploration drilling, field development, production drilling, platform drilling, engineering services and wireline operations.


SEISMIC SURVEY
EXPLORATION DRILLING
FIELD DEVELOPMENT
PRODUCTION DRILLING



CORPORATE GOVERNANCE





A RIG MARKET IN MOTION

BUILDING STRENGTH THROUGH THE CYCLES

For Smedvig, 2004 was a year of growth in all divisions. The Company enjoyed one of its best years with regard to orders received securing contracts worth in excess of NOK 6.1 billion. As the year progressed, the uncertain market environment experienced in the beginning of the year developed into a favorable offshore drilling market creating new optimism and opportunities in the industry.

The offshore drilling industry is a cyclical business, and in a relatively short period of time we have once again seen significant changes take place. In Smedvig we have positioned ourselves to manage through cycles by consistently executing our strategy of investing in premium and modern drilling units and consistently aim towards our vision of "Setting the standard in drilling". The focus has been on units and services that are able to perform more demanding tasks for our customers such as the ability to operate in harsher climatic conditions and in deeper waters and to drill more challenging wells including high-temperature/high-pressure and long-reach wells. We believe that pursuing this strategy, delivering high-quality units and services and meeting the increasingly higher operational demands from our customers around the world, will enable Smedvig to build strength through the cycles of the industry.

As a result of the dedication and commitment of more than 3,700 employees and their continuing willingness to embrace the challenging process of a continued focus on safety improvements, the Company's safety effort made progress in 2004. The total recordable injury frequency was reduced by 1.4, from 7.1 in 2003 to 5.7 in 2004. However, the number of lost time accidents per million working hours increased from 1.3 to 1.8 in 2004. This is an unacceptable result for Smedvig, and we will continue to strive for our ultimate objective of an accident-free working environment for everyone!

In 2004, several important milestones were achieved. Smedvig was able to acquire the remaining ownership interests in the deepwater drillship West Navigator and the fourth-generation semi-submersible rig West Alpha. In addition, the mobile units division secured several important contracts including the production drilling contract for West Navigator on the Ormen Lange field, Norway's first deepwater field development.

In our tender rig division, we took delivery of our new tender rig T-9, which was delivered on budget and went directly from the yard to its first assignment in Malaysia. In line with our strategy for organic growth in this division, we initiated the construction of the Company's 11th tender rig unit, the semi-tender West Setia, which will be ready for delivery in August this year.

The well services division further strengthened its position in 2004 with the award of the significant part of the Tampen drilling contract for Statoil, giving it a market share of some 35 percent in platform drilling on the Norwegian continental shelf. The major international achievement for the division was the award of the platform drilling and maintenance contract by Shell that covers 12 platforms on the UK continental shelf, and the subsequent re-opening of the Smedvig UK office in Aberdeen.

Fundamental to our business, global energy demand is increasing led by rapid growth in markets like China and India. Major international oil companies are expected to increase exploration and production spending in 2005, intensifying their efforts to improve their oil and gas reserve replacement ratios. It is estimated that the world's 30 largest oil companies will invest close to US$ 100 billion in exploration and production this year, which represents an increase of 15 per cent over last year. These fundamental factors underlying the current market upturn have probably never been more favourable.

This is good news for Smedvig and the offshore drilling industry. We believe we are in the early stages of a market upturn and that we can expect to have some years ahead of us with significantly improved markets compared to what we have seen in recent years.

As we move forward realizing our vision of "Setting the standard in drilling", we will continue to target operational excellence for our customers, a safe working environment for our employees and further commitment to value creation for our shareholders. And in the light of the positive market prospects, we look to the future with optimism.



KJELL E JACOBSEN
CHIEF EXECUTIVE OFFICER







KJELL E JACOBSEN
CHIEF EXECUTIVE OFFICER

ALF C THORKILDSEN
CHIEF FINANCIAL OFFICER

STÅLE RØD
MANAGING DIRECTOR, TENDER RIGS

Kjell E Jacobsen is CEO of Smedvig. He has been Managing Director of Smedvig Offshore AS, the principal operating subsidiary for the mobile units division and well services division. He joined Smedvig in 1991. Previously, he worked for Statoil from 1981 to 1986 and in Citibank in Oslo and London from 1986 to 1991. Mr Jacobsen graduated from the Norwegian Naval Academy in 1976 and from the Norwegian School of Economics and Business Administration in 1981.

Mr Jacobsen owns and controls 8,000 Class A shares, 5,000 Class B shares and 220,000 Options.

Alf C Thorkildsen is Chief Financial Officer. He joined the Company in February 2002. Prior to joining Smedvig, he worked for more than 20 years in Shell in various senior positions, the latest as Treasurer and Controller of the Global EP business. Mr Thorkildsen has a degree in economics from the Norwegian School of Business Administration and a Master of Business Administration from Arizona State University in 1980.

Mr Thorkildsen owns and controls 0 Class A shares, 7,700 Class B shares and 140,000 Options.

Ståle Rød is Managing Director of the tender rig division. He joined Smedvig in 1981. From 1987 to 1996 Mr Rød held various executive positions as General Manager, Chief Operating Officer and Chief Financial Officer. From 1996 he has been serving as Managing Director of the tender rig division, only interrupted by a short period from 1998 to 1999, when he served as interim Chief Executive Officer. Mr Rød earned a degree in engineering and a degree in economics from the Norwegian School of Business Administration. He has a Master of Business Administration from the University of Wisconsin in 1980.

Mr Rød owns and controls 8,000 Class A shares, 82,000 Class B shares and 140,000 Options.

EXECUTIVE MANAGEMENT



STEIN DIESEN
MANAGING DIRECTOR, MOBILE UNITS



ALF RAGNAR LØVDAL
MANAGING DIRECTOR, WELL SERVICES



HILDE WAALER
PUBLIC RELATIONS MANAGER

Stein Diesen is Managing Director of the mobile units division. He joined Smedvig in 1989 and has held various senior positions including Project Manager for the construction of the West Venture drilling rig. Prior to joining Smedvig, Mr Diesen worked 12 years in Statoil in various positions within project management and operations. Mr Diesen earned a degree in Electrical Engineering and a degree in Business Administration from the Norwegian School of Business Administration.

Mr Diesen owns and controls 0 Class A shares, 0 Class B shares and 35,000 Options.

Alf Ragnar Løvdal is Managing Director of the well services division. He joined Smedvig in 1987 and served as Quality and Safety Manager from 1989 to 1992. From 1992 to 2002, he served in various managerial positions including General Manager Operations for the mobile units and well services divisions. Prior to starting in Smedvig, Mr Løvdal held various positions within different oil service companies including five years of offshore field experience with Schlumberger. Mr Løvdal graduated as a Mechanical Engineer from Horten Engineering Academy in Norway in 1980.

Mr Løvdal owns and controls 0 Class A shares, 1,000 Class B shares and 35,000 Options.

Hilde Waaler is Public Relations Manager in Smedvig. She joined Smedvig in 1987 and has served as Public Relations Manager since 1994. Previously she has held the position as Project Manager in Fabritius Kommunikasjon. Ms Waaler graduated from University of Wyoming where she received a Bachelor of Science in 1983, majoring in Journalism and Public Relations.

Ms Waaler owns and controls 0 Class A shares, 5,000 Class B shares and 23,000 Options.

CORPORATE GOVERNANCE GUIDELINES

The business, property and affairs of Smedvig are managed under the direction of the Board of Directors in accordance with Norwegian law. Members of the Board are kept informed of ongoing business through discussions with Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting Company offices and drilling rigs and by participating in meetings of the Board and its committees. In their governance of the Company the Board is committed to uphold the highest possible standard of integrity and transparency.

BOARD OF DIRECTORS

The Board of Directors as well as Chairman of the Board is elected by the General Meeting. The Company's articles of association require the Board to have a minimum of three and a maximum of five directors. The current number of directors is five, all non-executives. Directors serve for two-year periods and the retiring age for Board members is 68 years with retirement at the first ordinary General Meeting after having reached 68 years of age.

The Company does not have a corporate assembly or a nomination committee. The responsibility for selecting the nominees for election to the Company's Board of Directors has been delegated to the Board. In this selection process, the Board is responsible for reviewing the skills and characteristics required of Board members in the context of the current composition of the Board. The composition of the Board intends to encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business. The majority of the Board should consist of directors who, in the business judgement of the Board, are considered independent under the rules of the Oslo Stock Exchange and the New York Stock Exchange.

To secure a competent and skilled Board a review of the components and amount of Board compensation in relation to other similarly situated companies should be conducted at least once every five years. Although Board compensation should be consistent with market practices, it should not be set at a level that could call into question the Board's objectivity. The remuneration of the Board is resolved by the general meeting.

BOARD MEETINGS

The regular number of scheduled Board meetings per annum is eight with further meetings to be called at the discretion of the Board. The Chief Executive Officer is responsible for preparing the agenda for each Board meeting, and see to that all Board members receive the agenda and other appropriate materials in advance of scheduled meetings. The Board however recognizes the fact that this may not always be consistent with the timing of transactions and the operations of the business and in certain situations not possible. Materials presented to the Board should be as accurate and concise as possible to ensure an informed judgement by the directors.

BOARD COMMITTEES

At present no separate Board committees have been established. However, during 2005 an audit committee will be set up. The main duties of the audit committee will cover preparation for the Boards quality control of the Company's financial reporting, monitoring of internal control arrangements and risk management systems as well as reviewing the independence of the auditor.

CHIEF EXECUTIVE OFFICER AND EXECUTIVE MANAGEMENT

The Board of Directors appoints the Chief Executive Officer. According to Company policy as well as Norwegian legislation the Chairman of the Board and the Chief Executive Officer is prohibited from being the same individual. This separation of responsibilities safeguards the check and balances in management of the Company's business, property and affairs.

The Board annually evaluates the performance of the CEO and the Company against the Company's strategic and financial goals, and approves the compensation level of the Chief Executive Officer. Furthermore, the Board evaluates and approves the proposals of the Chief Executive Officer for overall compensation policies applicable to members of senior management.

The Board shall annually review and concur a succession plan developed by management, addressing the policies and principles for selecting a successor to the Chief Executive Officer, both in an emergency situation and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, and skills as well as planned career paths for possible successors to the Chief Executive Officer.

AUDITOR

The auditor has regular meetings with the Board and provides the Board with an annual audit plan for the Company. In meetings with the Board, the auditor presents evaluations of any material estimated accounting figures as well as other material matters where there has been disagreement with the executive management. The auditor also provides the Board with a review of the Company's internal control procedures. The Company may engage the auditor to perform various services beyond the scope of the regular audit procedure. The Board is responsible for approving the complete use of the auditor's services. The annual report includes an overview of the remuneration paid to the auditor.

SHAREHOLDERS

The corporate governance policy emphasizes the importance of the relationship between the Board and the shareholders. The Board acknowledges that its role is to represent and promote the interests of shareholders and that it is accountable to shareholders of the performance and activities of the Company. The Board is required to be proactive in obtaining an understanding of shareholder preferences and to evaluate systematically the economic, environmental and ethical matters that may influence or affect the interests of shareholders. Appropriate notice of shareholder meetings, including notice concerning any changes in meeting date, time, place, or shareholder actions contemplated, will be given to shareholders in a timely manner to ensure that shareholders have a reasonable opportunity to exercise their rights and privileges.

THE BOARD OF DIRECTORS



PETER T SMEDVIG

CHAIRMAN

Peter T Smedvig has served as Chairman of the Board of Directors since 1989 and as Chairman of the Board in the private Smedvig companies since 1977. In connection with the private Smedvig companies' venture capital activity, he serves as Non-Executive Director of Deltex Medical Group Plc, a company listed on AIM (LSE). In 1986 and 1987, Mr Smedvig served as President of the Norwegian Shipowners Association. Peter T Smedvig was introduced to the oil and gas industry through his internships with Petrofina in 1971 and Elf Aquitaine in 1972 to 1973. Mr Smedvig earned a Bachelor of Arts degree from the University of Newcastle upon Tyne in 1970 and a Master of Business Administration degree from the Wharton School of Finance and Commerce, University of Pennsylvania in 1972.

Mr Smedvig owns and controls 21,708,854 Class A shares, 3,214,562 Class B shares and 0 options.



RAYMOND DE SMEDT

Raymond De Smedt has been an independent Director of Smedvig since 1994. Mr De Smedt is co-founder, vice-Chairman and President of Trefoil Oil Ltd. a privately held company involved in oil and gas exploration primarily in South America. Mr De Smedt has more than 40 years of experience in the international oil service industry, including several senior executive positions within the Schlumberger group in various global regions during the period from 1963 to 1994. Mr De Smedt is a civil Engineer who graduated from the University of Mons in Belgium in 1962.

Mr De Smedt owns and controls 34,000 Class A shares, 11,300 Class B shares and 0 options.



SIRI B HATLEN

Siri B Hatlen has been an independent Director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management, and worked for Statoil from 1984 to 1995. From 1995 she has been acting CEO responsible for turnaround processes in various companies. She is Chairman of the Board of Helse Øst, SIVA and Statens Lånekasse and serves as Director of various boards such as Kongsberggruppen ASA, Otrum ASA, NTNU and ECO Vannkraft AS. Ms Hatlen graduated from the Norwegian Technical Institute in process engineering/operations research in 1980 and she earned a Master of Business Administration from INSEAD, Fontainebleau in 1991.

Ms Hatlen owns and controls 0 Class A shares, 0 Class B shares and 0 options.



J LARRY NICHOLS

J Larry Nichols has been an independent Director of Smedvig since 1996. He is Chairman and Chief Executive Officer of Devon Energy Corporation, a public U.S. oil and gas exploration and production company listed on the New York Stock Exchange. Mr Nichols co-founded Devon in 1971. Mr Nichols also serves on the Board of Directors of Baker Hughes Incorporated. Mr Nichols holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr Chief Justice Earl Warren and Mr Justice Tom Clark of the U.S. Supreme Court.

Mr Nichols owns and controls 20,000 Class A shares, 0 Class B shares and 0 options.



ANDREW C SALVESEN

Andrew C Salvesen has been an independent Director of Smedvig since 1990. Following three and a half years in the merchant navy, Mr Salvesen joined Christian Salvesen plc, a large diversified Scottish company in 1970, and was responsible for the development of that company's oil field service interests headquartered in Aberdeen over a 17 year period. He was a Director from 1989 until 1997 and joined the Board of Aggreko plc following the spin-off of that company from Christian Salvesen plc in September 1997. Mr Salvesen is Chairman of Roxar AS and Eurohostels Ltd. and Deputy Chairman of the National Trust for Scotland. Mr Salvesen was born in Edinburgh and educated in Scotland.

Mr Salvesen owns and controls 0 Class A shares, 0 Class B shares and 0 options.



Directors' report

In 2004, the worldwide demand for offshore drilling units rose sharply with utilization increasing from 80.2 percent to 86.4 percent. The improvement was particularly strong in the mid-water segment for semi-submersible rigs in the North Sea. In this area the utilization for semi- submersible units went from 55.3 percent to 82.5 percent.


SEISMIC SURVEY
EXPLORATION DRILLING
FIELD DEVELOPMENT
PRODUCTION DRILLING
FIELD ABANDONMENT

In 2004, the worldwide demand for offshore drilling units rose sharply with utilization increasing from 80.2 percent to 86.4 percent. The improvement was particularly strong in the mid-water segment for semi-submersible rigs in the North Sea.

In 2004, the worldwide demand for offshore drilling units rose sharply with utilization increasing from 80.2 percent to 86.4 percent. The improvement was particularly strong in the mid-water segment for semi-submersible rigs in the North Sea. In this area the utilization for semi-submersible units went from 55.3 percent to 82.5 percent, an increase that translated into significantly higher dayrates as well as improved contractual terms and conditions. For Smedvig, the market development presented the Company with an opportunity to increase the ownership shares in the 4th generation semi-submersible rig West Alpha and the ultra deepwater drillship West Navigator, and the Company initiated the construction of a new semi-tender for the Southeast Asian tender rig operations. Although the market conditions improved considerably in 2004, the Company's operating profit for the same period remained largely unaffected. This was due to the fact that most of the units were locked in to existing contracts of various durations. The economic effect of contracts entered into in the current market environment is therefore not expected to influence the Company's financial performance significantly until the first half of 2006.

FINANCIAL STATEMENTS

Income Statement

Consolidated revenues for 2004 totaled NOK 3,081 million, an increase of NOK 44 million from 2003.

Operating profit was NOK 414 million down from NOK 530 million from 2003. The reduction was mainly due to lower average dayrate for the mobile units and tender rigs and a lower US dollar Norwegian kroner exchange rate. The operating profit for mobile units and tender rigs was NOK 89 million and NOK 233 million, respectively. For the well services division the operating profit of NOK 92 million showed an improvement of NOK 4 million from the preceding year.

Net financial expenses totaled NOK 90 million as compared to expenses of NOK 38 million in 2003. The increase in expenses was primarily related to increased foreign exchange losses on the Company's assets and liabilities in foreign currency.

Other items of NOK 224 million mainly reflect the partial reversal of the previous write-down of the drillship West Navigator in 2002. The reversal was caused by a significant increase in the market value for the drillship.

Consolidated net income was NOK 451 million as compared to a loss of NOK 88 million in 2003.

Cash Flow

The decrease in cash and cash equivalents for 2004 was NOK 247 million down from NOK 993 million to NOK 746 million. Net cash provided by operating activities for the same period amounted to NOK 587 million while net investments totaled NOK 1,425 million. Net investments were mainly related to the acquisition of the remaining ownership interest in West Navigator and the new tender rig T-9 that was delivered in June 2004. Net cash provided by financing activities was NOK 608 million.

Balance Sheet

At year-end, the Company's total assets amounted to NOK 8,268 million. The mobile units, tender rigs and well services accounted for 67, 27 and 6 percent, respectively.

Shareholders' equity increased by NOK 103 million to NOK 3,165 million in 2004. At year-end, the equity ratio was 38 percent as compared to 40 percent in 2003.

Long-term interest bearing debt increased from NOK 3,323 million in 2003 to NOK 3,828 million, relating mainly to the drillship West Navigator and the new tender rigs. The Company's short-term debt totaled NOK 1,064 million. By comparison, the short-term debt was NOK 1,018 million in 2003.

At year-end, the Company had outstanding debt of USD 519 million drawn under the USD 750 million revolving credit facility plus USD 27 million related to the Company's ownership interest in the Malaysian company Crest Tender Rigs. The Company had NOK 555 million in bonds and NOK 200 million in outstanding commercial papers in the Norwegian market. Cash and cash equivalents totaled NOK 746 million, a decrease of NOK 247 million from the end of the previous year. The net interest bearing debt amounted to NOK 3,282 million

Dividends

The Company has a dividend policy that provides for distribution of annual dividends dependent on the Company's earnings, financial situation and outlook. For 2004, the Board proposes a cash dividend of NOK 1.50 per share, up from NOK 1.25 per share in 2003. The increase is largely attributable to the significantly improved outlook for the Company's business.

DISTRIBUTION OF EARNINGS FOR THE PARENT COMPANY

The Parent Company had net income of NOK 280 million in 2004.





Net income for the year is proposed distributed as follows:

To other equity	NOK 159,150,894
Dividends	NOK 120,420,756
Total allocations	NOK 279,571,650

Following these allocations, distributable equity in the Parent Company amounts to NOK 490 million.

STATEMENT ON THE GOING CONCERN BASIS

Pursuant to the requirements of paragraph 3.3a of the Norwegian Accounting Act of 1998, the Board of Directors states that the accounts are prepared on a going concern basis. This statement is based on the fact that the Company is in a healthy financial situation, has a satisfactory equity ratio, an adequate cash position and sound cash flows from a balanced contract portfolio.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Smedvig will with effect from January 1, 2005 prepare its financial consolidated accounts in accordance with the International Financial Reporting Standards (IFRS). The new standards require that comparative figures for 2004 are prepared as well. The implementation of the new standards will result in differences compared with the financial accounts, which are currently reported in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). For more information see note 1 to the consolidated financial statements.

BUSINESS UNITS

Mobile Units

The economic utilization for the mobile units averaged 89 percent, in line with the utilization for 2003. Operating profit was NOK 89 million, down from NOK 129 million in the preceding year. The decrease in operating profit was mainly due to a lower average dayrate, a lower US dollar Norwegian kroner exchange rate and the fact that the first half of 2003 included a contribution related to the management of the semi-submersible rig Ocean Vanguard.

The 5th generation semi-submersible rig West Venture continued the drilling of production wells for Norsk Hydro in the Troll field offshore Norway. In March, the unit had a short yard-stay in order to repair one of the columns after a supply vessel incident caused minor damage to the hull. West Venture has a firm contract with Norsk Hydro that extends to August 2006.

During the year, the 4th generation semi-submersible rig West Alpha worked for Statoil on the Heidrun and Kristin fields in the Norwegian Sea. In March 2004, the rig had a 40-day yard-stay in connection with a five-year mandatory classification survey. The unit is on firm contract with Statoil that extends to August 2005. In September, Smedvig entered into an agreement to acquire the remaining 50 percent ownership interest in West Alpha, increasing the ownership share to 100 percent with effect from July 1, 2005. The purchase price is US$ 75 million combined with an additional payment dependent on the price development of Smedvig's Class A share in the period prior to December 31, 2005. The additional payment is capped at US$ 5 million.

The ultra-large jack-up rig West Epsilon continued drilling operations for BP on the Valhall field. As a result of a dispute between the Norwegian Shipowners' Association and the Federation of Oil Workers' Trade Unions (OFS), the activity on the jack-up was shut down from September to October. Over the course of the year BP exercised several of their options to extend the contract. The current firm contract is expected to keep the unit employed to October 2005.

During the first months of the year, the ultra-deepwater drillship West Navigator undertook a mandatory five-year classification survey in Algeciras, Spain. The drillship thereafter drilled two wells for Statoil in Norway and one well each for ChevronTexaco and Amerada Hess in the UK before moving to West Africa for an 11-month contract with Woodside offshore Mauritania. In September 2005, the drillship is scheduled to return to Norway for a two-year deepwater contract with Shell. In the fourth quarter of 2004, Smedvig acquired the remaining 50 percent ownership in the drillship from Statoil at a net purchase price of approximately US$ 168 million.

Tender Rigs

The economic utilization rate for the tender rigs averaged 90 percent as compared to 94 percent in 2003. Operating profit was NOK 233 million down from NOK 326 million in the preceding year. The decrease in operating profit was related to mandatory yard-stays, some units being idle for parts of the year as well as a lower average US dollar Norwegian kroner exchange rate.

In July, the newbuild tender barge T-9 replaced T-2 on contract with ExxonMobil in Malaysia. As a consequence of the condition of T-2, it was resolved to retire the unit after some 30 years in service. T-3, T-6 and Teknik Berkat worked for Petronas Carigali during the year. In the third quarter, T-3 and Teknik Berkat were laid-up in Malaysia. Teknik Berkat resumed work for Petronas


Smedvig
Smedvig


Carigali in mid November. The tender barges T-4 and T-7 worked for Unocal in Thailand while the semi-tenders West Alliance and West Pelaut operated in Indonesia for Unocal and offshore Brunei for Shell, respectively. The semi-tender West Menang and the tender barge T-8 were moved from Southeast Asia to West Africa and commenced operations for Total in Congo in May and June, respectively. At year-end, the average forward contract coverage for the Company's tender rigs was 19 months.

In accordance with the strategy for organic growth of the tender rig fleet, the Company started the construction of a new semi-submersible self-erecting tender rig in co-operation with the Singaporean shipyard Keppel Offshore & Marine in April. Total capital expenditure is estimated at US$ 94 million with scheduled completion in the third quarter of 2005. Smedvig will hold an initial ownership interest of approximately 30 percent in the project with an option to acquire the remaining ownership interest over ten years. Smedvig holds an option to build another semi-tender based on a similar co-operation arrangement.

Well Services

Operating profit for the business unit amounted to NOK 92 million up from NOK 88 million in 2003. The increase was mainly a result of increased activity for the business unit related to wireline operations and start up on a new platform drilling contract for Shell in the UK. Smedvig performed drilling operations, maintenance and engineering work for Statoil on the Gullfaks, Statfjord and Veslefrikk fields in Norway. The Norwegian platform drilling operations included the Ula and Valhall fields for BP and the Gyda field for Talisman Energy. Wireline services in Norway were performed for ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell and Statoil.

THE NORWEGIAN TAX SCHEME FOR SHIP AND RIG OWNING COMPANIES

Since 1996 the majority of Smedvig's drilling units has been a part of the Norwegian tax scheme for ship and rig owning companies, a taxation system where the tax on profits is deferred until the point in time when the profits are distributed as dividend or the company decides to exit the special tax system. Through the EEA agreement most rules and regulations in EU bind Norway. For state subsidies EU has set up certain guidelines known as the State Aid Guidelines. These guidelines have recently been revised with a deadline for implementation of the amendments in the national legislation set at June 30, 2005. One element in the revised guidelines is the definition of activities known as "maritime transport". In this connection some uncertainty has been introduced as to whether mobile drilling units in the offshore oil and gas industry will qualify as "maritime transport" in the future. On March 11, 2005, the Norwegian Ministry of Finance issued a discussion paper with proposed changes to the Norwegian tax scheme for ship and rig owning companies. The paper states that mobile drilling units will no longer qualify as "maritime transport". Furthermore, it is suggested that companies that do not qualify to stay in the tax scheme will be given a transitional period to the end of 2005 to facilitate adjustments to the proposed changes. The Company is of the opinion that this change is of such significance that transitional rules to mitigate the tax burden of being excluded from the tax scheme must be evaluated carefully by the Ministry of Finance. Smedvig will take an active part in a process to establish such transitional rules. If no transitional rules are provided for, the Company will recognize income tax expenses of approximately NOK 850 million, which will be payable based on the declining balance method at 20 percent per annum. At December 31, 2004, the Company had a tax asset derived from tax loss carry forward amounting to NOK 179 million. This tax asset may be utilized to reduce the effect of the increase in payable taxes.

OPERATIONAL RISK

The Company's operating profit depends primarily on the conditions prevailing in the oil and gas industry, and in particular, the oil companies' demand for exploration and production drilling services. It is influenced by the drilling capacity supplied by other independent drilling contractors. The oil companies' demand for drilling services varies with their cash flows, expectations of future oil and gas prices and viable prospects. Demand for drilling capacity has historically been volatile with large fluctuations in dayrates as a consequence. Over shorter periods of time, the development of dayrates may vary from one geographical region to another due to differences in the local supply and demand for drilling capacity. The Company seeks to mitigate these risks by entering into long-term contracts when dayrates are at attractive levels.

The Company's operations are subject to hazards inherent in the drilling of offshore oil and gas wells. Moreover, operations may be suspended because of equipment breakdowns, abnormal drilling conditions and failure by subcontractors to supply goods or perform services. The drilling contracts include

In 2004, Smedvig considerably increased its exposure to the offshore drilling business by acquiring the remaining ownership interests in West Navigator and West Alpha as well as building a new semi-tender West Setia.







clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact the Company's earnings and financial position. However, the contracts usually contain clauses that provide Smedvig with some financial compensation in the event of early termination not attributable to circumstances caused by the Company.

FINANCIAL RISK

Smedvig generates most of its revenues in U.S. dollars and the Company's assets are mainly valued in US dollars. To limit the currency risk, assets are mostly financed in US dollar denominated debt. The operations normally generate a surplus of US dollars, and the Company therefore depends on selling dollars to cover expenses in Norwegian kroner and other currencies. In order to hedge its currency commitments, the Company applies financial instruments.

At year-end, the long-term interest bearing debt totaled US$ 632 million corresponding to NOK 3,828 million. The Company's interest payment obligations under the loan agreements are mainly based on floating rates. In order to mitigate the interest rate exposure, the Company has entered into fixed-rate agreements for a small share of its debt.

WORK ENVIRONMENT

One of the objectives of the Company is to develop an efficient quality organization that emphasizes safety and accident prevention. The goal is to have zero accidents, injuries or losses. For 2004, the number of lost time accidents (LTA) for the Company totaled 1.8 per million man-hours as compared to 1.3 in the previous year.

Smedvig is working diligently to reduce absenteeism and to further improve the work environment. The Company considers the working environment for its employees as good. For the Norwegian operations, average absenteeism due to illness decreased from 4.9 percent in 2003 to 4.3 percent in 2004. For the Southeast Asia operations, absenteeism remained less than 0.5 percent.

GENDER DIVERSITY

The ambition is to have a diverse workforce in terms of age, gender and nationality in order to create a workplace where employees have the opportunity to apply their talents and develop skills consistent with the Company's core values.

Smedvig performed operations in 11 countries in 2004. The number of employees was 3,751 comprising 20 different nationalities and about 68 occupational disciplines.

Performance

The offshore drilling industry has traditionally been male dominated due to its maritime nature and heavy physical scope of work. In Smedvig, 87 percent of the workforce is employed offshore and 13 percent on land. At year-end, five percent of the overall workforce was female constituting one percent of the offshore workforce and 29 percent of the land workforce. Women occupied eight percent of corporate management positions and 19 percent of middle management positions. In 2004, the female percentage of the new hiring was one percent with the respective numbers for land and offshore operations being nine percent and zero percent. As a result of the relative high male proportion in senior positions the average remuneration was 36 percent higher for males than females.

Goals and measures

The objective is to increase the overall female proportion particularly for managerial and senior positions on land. The Company has adopted various measures in order to equally promote and retain both genders. Such measures include flexible working hours and part-time work, relocation and relief from heavy work commitments during pregnancy, liberal maternity and paternity leave and child day-care facilities. Gender awareness is an important element in the recruitment processes. The policy for gender diversity has been incorporated in work instructions, personnel policies and career planning.

NATURAL ENVIRONMENT

The exploration and production drilling operations involve emission of exhaust gases to air, as well as discharge of chemicals to sea. These emissions and discharges are within the limits specified by relevant authorities, customers and the Company's own policy. They are included in the oil companies' reports on emissions. Operations involve risk of accidental discharges that might result in damage to the environment. The Company is working actively to achieve its goal of preventing all such accidental discharges.

The objective is to be the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and pre-emptive action in selecting chemicals that cause minimum harm to the environment. The Company has implemented measures to ensure that operations are in compliance with internal requirements, external requirements and expectations of governmental authorities, customers and partners. Emergency plans are in





place to limit the damage to the environment in the event of an accidental spill.

In 2004, the number of minor accidental spills from the Company's Norwegian based operations was 12 compared to 16 in 2003. Of these, two spills were of less than 350 liters of fluid. Five spills were larger than 2,000 liters but these were in the water based mud category allowed in the discharge permits. Four of the minor accidental spills included oil based mud (OBM) of volumes in the 0.8 to 9 cubic meter range. Total diesel consumption for the mobile units in 2004 was 36,000 ton (37,000 ton in 2003) leading to 114,000 ton CO_2, 2,500 ton NOx, 250 ton CO and 180 ton nmVOC emissions. All figures are included in the environmental balance reported by the relevant operating oil company for each location.

PROSPECTS

In 2004, the world consumption of oil and gas continued to grow at an increasing pace. This contributed to oil and gas prices reaching historical high levels and boosting activity for the oil and gas industry. The increased spending by oil companies on exploration and production (E&P) pushed the offshore drilling activity to the highest level seen since the oil price collapse in 1998. The International Energy Agency (IEA) indicates that the global energy demand is set to continue the upward trend with oil and gas consumption climbing annually by 1.7 percent to a level of 115 billion boe per year by 2030. Such growth in demand for energy should provide the oil industry with strong incentives to increase the E&P spending further with emphasis on exploration for new oil and gas reserves and a strong incentive to enhance the recovery rate from existing fields. For Smedvig this should translate into increased demand in all three divisions.

A commonly held view in the oil industry is that the majority of potential new and large oil reserves are located in deeper waters. As a result, the oil companies have gradually over the years shifted expenditure on exploration from shallow water into deep waters. Following initial technological challenges the industry has gained significant deepwater experience and the activities in deep waters are growing rapidly. In 2003, 65 percent of offshore discoveries were made in water depths greater than 1,000 meters. An estimated 60 percent of global discoveries larger than 100 million boe are now in deep waters. For Smedvig the combination of increased E&P spending and focus on deeper waters should create an improved position for the greater part of the mobile fleet, since it is either tailor-made for deepwater operations or may be outfitted for deeper waters. The Company has increased its deepwater exposure by taking the tender rig concept into deeper waters presenting the oil companies with a cost-effective development-drilling alternative for deepwater benign environments.

The favorable energy prices make it attractive for oil companies to increase the recovery from existing fields causing significant additional investment in refurbishing existing platforms and infrastructure in order to extend the lifetime of producing reservoirs. This should provide good growth opportunities for the platform drilling and engineering activities in the well services division. Demand for work-over of existing subsea wells, the drilling of new and more complex wells in existing reservoirs and the development of smaller fields with tie-backs to existing infrastructure should contribute to higher demand for mobile units and tender rigs.

The Board is of the opinion that the outlook for the Company's business units is favorable. At present, the Company has a backlog of drilling contracts averaging 15 months for the mobile units, 18 months for the tender rigs and a satisfactory portfolio of well service contracts. The current contract coverage combined with the market outlook is expected to strengthen the Company's financial situation creating a basis for increased activity and enhanced performance over time. The Board of Directors are of the opinion that the financial position of the Company is sound.

Stavanger, March 16, 2005

The Board of Directors of Smedvig asa

Peter T Smedvig CHAIRMAN	Raymond De Smedt	Siri B Hatlen	J Larry Nichols	Andrew C Salvesen	Kjell E Jacobsen CEO



BUSINESS UNITS



Smedvig


2/8 VALHALL
FLANK NORTH BP

Mobile units

Smedvig owns and operates one of the most modern fleet of premium high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-built for operations in harsh environments and deep waters.


SEISMIC SURVEY
EXPLORATION DRILLING
FIELD DEVELOPMENT
PRODUCTION DRILLING
FIELD ABANDONMENT

There are eight mobile drilling units with dual derricks in the world. Smedvig owns two of these units which are the only dual drilling units customized for harsh environment.

OPERATING PROFIT
NOK mill.



800
600
400
200
0
(200)
00
01
02
03
04



REVENUES



38%

EBITDA



40%

CAPITAL EMPLOYED



67%

OPERATIONS

Utilization	2004	2003	2002	2001	2000
West Alpha	**83%**	91%	52%	98%	96%
West Epsilon	**98%**	99%	83%	91%	98%
West Navigator	**80%**	67%	67%	88%	87%
West Venture	**96%**	99%	84%	90%	92%

STRATEGY

Smedvig owns and operates one of the most modern fleets of premium high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-built for operations in harsh environment and deep waters. The objective is to offer oil companies safe and efficient drilling services by combining a technically modern and highly efficient rig fleet with skilled and experienced drilling crews and quality management.

MARKET

Smedvig currently operates a fleet consisting of one ultra-large jack-up and two semi-submersible rigs and one ultra-deepwater drillship. While jack-up rigs are purpose-built units for shallow water drilling operations in water depths up to approximately 130 meters, drillships and semi-submersibles can operate in water depths from approximately 60 to 3,000 meters depending on technical specifications. The main markets for the Company's mobile units are the harsh environment markets in the North Sea and the North Atlantic as well as the international deep- and ultra-deepwater markets.

The harsh environment regions are characterized by rough weather conditions such as low temperatures, high waves, winds and strong currents. Drilling units operating in such areas are designed and equipped for more challenging weather conditions. However, these units are also well suited for operations in more benign environments. At year-end, the total number of units in the North Atlantic was 53 representing 13 jack-ups and 40 semi-submersibles. In Norway, the number of units totaled 16 representing three jack-ups and 13 semi-submersibles.

The international deep- and ultra-deepwater market covers mainly Brazil, the Gulf of Mexico and West Africa. At year-end, the number of deepwater units were some 85 out of which 22 units had ultra-deepwater capabilities. However, only eight units are outfitted with a dual derrick, which facilitates dual drilling operations. Dual drilling operations make it possible to carry out operations in parallel that with a conventional derrick will have to be performed in sequence. Compared to conventional single-derrick drilling units the time saving for dual derrick units is estimated to between 20 and 40 percent in single-well and multi-well cases, respectively. Smedvig operates two such units namely the West Navigator and the West Venture. These two units

In February 2005, West Navigator is performing a well test offshore Mauritania.





Accounts

NOK mill.	2004	2003	2002		2004	2003	2002
Revenues 1)	**1,168**	1,287	1,423	Drilling rigs	**4,223**	3,385	3,717
Operating expenses	**(874)**	(930)	(1,187)	Other fixed assets	**336**	203	184
Depreciation	**(205)**	(228)	(323)	Current assets	**1,028**	970	754
Operating profit	**89**	129	(87)	**Total assets**	**5,587**	4,558	4,655
EBITDA	**337**	387	280				

KEY FIGURES FOR THE DIVISION			
Operating margin (operating profit/revenues)	**7.62%**	10.0%	(6.1%)
Turnover rate (revenues/total assets)	**0.2**	0.3	0.3
Return on total capital (operating profit/total assets)	**1.6%**	2.8%	(1.9%)

1) Gains on sale of assets are not included.

are the only dual drilling units that are outfitted for harsh environments. The introduction of the dual derrick concept has been characterized as one of the most important developments in improving the drilling efficiency in deeper waters.

OPERATIONS

In 2004, the Company's two semi-submersible rigs West Alpha and West Venture and the ultra-large jack-up rig West Epsilon were employed in the Norwegian market. The deepwater drillship West Navigator had assignments in Norway, UK and West Africa. The economic utilization rate of 89 percent for the mobile units was in line with the utilization for 2003.

The 5th generation semi-submersible rig West Venture continued the drilling of production wells for Norsk Hydro on the Troll field. In March, the unit had a short yard-stay in order to repair one of the columns of the hull after a supply vessel in connection with delivery of supplies lost its heading and ran into and damaged the mentioned column. The current firm contract for West Venture with Norsk Hydro extends to August 2006. Furthermore, Norsk Hydro has options for five more years at predetermined dayrates.

Over the course of the year, the 4th generation semi-submersible rig West Alpha worked for Statoil on the Heidrun and Kristin fields in the Norwegian Sea. In March 2004, the rig had a 40 days yard-stay in connection with a five-year mandatory classification survey. The firm contract with Statoil extends to August 2005. In addition, Statoil has two quarterly options to prolong the contract. In September, Smedvig entered into an agreement to acquiring the remaining 50 percent ownership interest in the 4th generation semi-submersible drilling rig West Alpha, increasing Smedvig's ownership share to 100 percent with effect from July 1, 2005. The purchase price is US$ 75 million combined with an additional payment dependent on the price development of Smedvig's Class A share in the period until December 31, 2005. The share price range that forms the basis for the additional payment is between NOK 90 and NOK 140. The additional payment is calculated prorate from a principal amount of US$ 5 million.

The jack-up rig West Epsilon continued drilling operations for BP on the Valhall field. As a result of a dispute between the Norwegian Shipowners' Association and the Federation of Oil Workers' Trade Unions (OFS) the activity on the jack-up was shut down from September to October. Over the course of the year, BP exercised several of their options to extend the contract. The firm contract for the unit now extends to October 2005. BP has further options for a total of 13 wells.

During the first months of the year the ultra-deepwater drillship West Navigator undertook a mandatory five-year classification survey in Algeciras, Spain. In March, the unit subsequently commenced a two-well assignment for Statoil in Norway. The drillship thereafter drilled two wells for Chevron-Texaco and Amerada Hess in the UK

WATER DEPTH CAPACITY


WEST EPSILON
WEST ALPHA
WEST VENTURE
WEST NAVIGATOR
METER
0
100
500
1,000
1,500
2,000
2,500





before moving to West Africa for an 11-month contract with Woodside offshore Mauritania. In September 2005, the drillship is scheduled to return to Norway for a two-year deepwater contract with Shell. The current contract portfolio is expected to secure continuously employment for the unit until the fourth quarter in 2007. In October, Smedvig acquired the remaining 50 percent ownership share in the drillship from Statoil. The net purchasing price was approximately US$ 168 million.

ACCOUNTS

Revenues for 2004 amounted to NOK 1,168 million as compared to NOK 1,287 million in 2003. The decrease was mainly related to a lower US dollar Norwegian kroner exchange rate. Operating expenses excluding depreciation decreased from NOK 930 million to NOK 874 million. Depreciation of NOK 205 million was down from NOK 228 million mainly due to the lower US dollar Norwegian kroner exchange rate. The operating profit for 2004 was NOK 89 million as compared to NOK 129 million in the preceding year.

PROSPECTS

In 2004, the demand for high quality shallow water jack-up capacity remained strong with worldwide utilization for harsh environment jack-ups being 96 percent at the turn of the year. For deepwater and particularly ultra-deepwater units the market improved sharply in 2004. At year-end, the utilization for deepwater units was 89 percent while the utilization for the ultra-deepwater rigs was 100 percent. For semi-submersibles and drillships, the worldwide utilization rate improved from 75 percent to 83 percent. In the North Sea the utilization rate for semi-submersible units climbed from 55 percent to 83 percent, and at the turn of the year utilization in Norway was 94 percent.

Smedvig considers the outlook for the mobile units business to be favorable. This view is based on the fact that oil companies have increased their spending on both exploration and development drilling activities significantly and that the supply of modern mobile units is limited. As a result of years of declining reserve replacement/production ratio for oil companies which has coincided with a strong increased in world demand for oil and gas (and consequently higher oil and gas prices) it is expected that oil companies need to spend more on drilling in the years to come.

Fleet overview

	YEAR BUILT/ LAST UPGRADE	CONSOLIDATED SHARE IN %	DEPRECIATION NOK MILL.	AMORTIZATION NOK MILL.	BOOK VALUE NOK MILL.	MARKET VALUE [2] NOK MILL.
WEST ALPHA	1986/02	50	18	10	209	474
WEST EPSILON	1993/02	100	41	8	546	898
WEST NAVIGATOR [1]	2000	50-100	52	13	2,022	2,008
WEST VENTURE	2000	100	78	10	1,446	2,008
TOTAL			189	41	4,223	5,387

1) Consolidated 50 percent up to the acquisition of the remaining part in the autumn 2004.
2) Market value are calculated as an average of value estimates from three indepent brokers. The estimates are in US dollar, but translated to Norwegian kroner based on the exchange rate at December 31, 2004 (NOK/US$=6.05).

Contract coverage


2004
2005
2006
2007
WEST ALPHA
STATOIL
WEST EPSILON
BP
13 Wells
WEST NAVIGATOR
*
09.2008
WEST VENTURE
NORSK HYDRO
5 x 1 year
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

* Esso, Statoil, Amerada Hess, ChevronTexaco, Woodside, Shell

Smedvig's mobile units



WEST ALPHA

DESIGN:	Ultra Yatzy	DRILLING DEPTH:	7,000 meters
BUILT BY/ YEAR:	NKK Japan, 1986	VARIABLE LOAD:	4,700 mT
LENGTH:	89 meters	BOP:	Cameron
BREADTH:	66 meters	ACCOMMODATION:	98 persons
WATER DEPTH:	60 – 600 meters		



WEST EPSILON

DESIGN:	MSC CJ62 S120	DRILLING DEPTH:	9,100 meters
BUILT BY/ YEAR:	KFELS, Singapore, 1993	VARIABLE LOAD:	3,350 mT
LENGTH:	78 meters	BOP:	Cameron/Shaeffer
BREADTH:	90 meters	ACCOMMODATION:	115 persons
WATER DEPTH:	120 meters		



WEST NAVIGATOR

DESIGN:	DP Drillship	DRILLING DEPTH:	9,000 meters
BUILT BY/ YEAR:	Samsung, South Korea, 2000	VARIABLE LOAD:	9,000 mT
LENGTH:	253 meters	BOP:	Hydril
BREADTH:	42 meters	ACCOMMODATION:	117 persons
WATER DEPTH:	2,500 meters		



WEST VENTURE

DESIGN:	DP Drilling vessel	DRILLING DEPTH:	9,000 meters
BUILT BY/ YEAR:	Hitachi, Japan, 2000	VARIABLE LOAD:	5,500 mT
LENGTH:	117 meters	BOP:	Hydril
BREADTH:	70 meters	ACCOMMODATION:	114 persons
WATER DEPTH:	1,500 meters		



HIGH QUALITY SERVICE
EXPANDING INTO NEW AREAS

Tender rigs

Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain its position by offering its customers safe and efficient drilling services. This is achieved through a combination of skilled and experienced drilling crews and modern drilling units.



SEISMIC SURVEY
EXPLORATION DRILLING
FIELD DEVELOPMENT
PRODUCTION DRILLING
FIELD ABANDONMENT

West Menang and T-8 on a heavy lift vessel in transit from Southeast Asia to West Africa in March 2004 to start on their assignments for Total offshore Congo.



REVENUES


31%

EBITDA


47%

CAPITAL EMPLOYED


27%

STRATEGY

Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain this position by offering its customers safe and efficient drilling services. This is achieved through a combination of skilled and experienced drilling crews and a technically modern and effective tender rig fleet. The strategy for this business unit is to renew and expand the tender rig fleet. In line with this strategy, the Company will take delivery of a new semi-submersible tender rig in the third quarter of 2005.

MARKET

The self-erecting tender rig concept has been used extensively in drilling production wells in benign and shallow waters for more than 30 years. Southeast Asia and West Africa remain the primary geographical markets for self-erecting tender rigs. Today, the worldwide fleet totals 21 units of which 14 units are located in Southeast Asia and seven units in West Africa.

Smedvig currently operates 10 units, eight in Southeast Asia and two in West Africa. The Company wholly owns six of the units, while four are owned by the Malaysian company Crest Tender Rigs, in which Smedvig holds a 49 percent ownership interest. The remaining 51 percent ownership in Crest Tender Rigs is controlled by the Malaysian company Sapura Crest Bhd. Furthermore, Smedvig has one new semi-tender rig under construction in Singapore.

Self-erecting tender rigs allow for drilling operations to be performed from fixed or floating platforms, which do not have permanently installed drilling facilities. Prior to start-up of drilling operations, a heavy-lift crane on board the tender rig lifts the modularized drilling equipment set onto a fixed or floating platform. After completion of drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, helicopter deck, storage for drilling supplies, power supply and support systems necessary to conduct the drilling operation.

OPERATING PROFIT

NOK mill.


500
400
300
200
100
0
00
01
02
03
04



Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain its position by offering its customers safe and efficient drilling services.

There are two kinds of self-erecting tender rigs: the traditional mono-hull purpose-built barge and the semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions than the mono-hull barge. There are four semi-tenders worldwide, three of which are owned and operated by Smedvig. The new unit that Smedvig has under construction is a semi-tender.

OPERATIONS

Operations in the tender rig division proceeded satisfactorily in 2004. The economic utilization rate was however down to 90 percent from the 94 percent in 2003 due to mandatory five-year classification surveys, yard-stays and temporary lay-up periods for various tender rigs during the year.

In July, the tender rig T-2 completed the work for ExxonMobil in Malaysia. As a consequence of the condition and the age of the barge it was resolved to retire T-2. The newbuild tender barge T-9 that was delivered in June subsequently replaced the T-2 unit. T-9 continued the contract with ExxonMobil in Malaysia, a contract that in the fourth quarter was prolonged by 12 months from January 2005 to January 2006.

T-3 worked for Petronas Carigali until July and was thereafter laid-up in Malaysia for the remainder of the year. In February 2005, following a mandatory five-year classification survey, the unit commenced an estimated three-month operation for Unocal in Thailand. Thereafter the tender rig has an 18 months contract in Thailand for PTT.

T-4 continued its work for Unocal in the Gulf of Thailand under a long-term contract that extends until April 2008.

T-6 continued its work for Petronas Carigali in Malaysia. The contract with Petronas was prolonged by one year to January 2006.

T-7 continued drilling operations in Thailand for Unocal. The original five-year contract expires in the third quarter of 2006.

During the first months of 2004, T-8 undertook a five-year mandatory classification survey. The tender rig was thereafter relocated to Congo, West Africa, where the unit commenced operations for Total in May. The assignment for T-8 has been extended over the course of the year and the current firm contract extends to December 2005.

Teknik Berkat was added to the Crest Tender Rigs fleet in January 2004. The tender rig worked for Petronas Carigali through the year with the exception of a short lay-up period from late September to November. The current contract with Petronas Carigali extends to July 2005.

The semi-tender West Alliance performed deepwater operations for Unocal offshore east Borneo in Indonesia, the first deepwater assignment ever for a self-erecting tender rig. The original contract with Unocal was supposed to last until February 2006. However, due to postponed installation of the second TLP on the West Seno field, Smedvig was notified by Unocal of an early termination of the contract

Accounts

NOK mill.	**2004**	2003	2002
Revenues [1]	**955**	911	1,076
Operating expenses	**(595)**	(470)	(523)
Depreciation	**(127)**	(115)	(110)
Operating profit	**233**	326	443
EBITDA	**403**	473	586

	2004	2003	2002
Drilling rigs	**1,858**	1,991	1,725
Other fixed assets	**9**	254	328
Current assets	**359**	514	444
Total assets	**2,226**	2,759	2,497

KEY FIGURES FOR THE DIVISION			
Operating margin (operating profit/revenues)	**24.4%**	35.8%	41.2%
Turnover rate (revenues/total assets)	**0.4**	0.3	0.4
Return on total capital (operating profit/total assets)	**10.5%**	11.8%	17.7%

1) Gains on sale of assets are not included.

The strategy for the tender rig business is to expand the rig fleet organically. In line with this strategy, the Company will take delivery of a new semi-tender in August 2005.

with effect from December 2004. In January 2005, the semi-tender commenced a new 12 months contract with Shell and is currently operating offshore Sarawak. Shell has an option to extend the contract for a further six months.

During the first months of 2004, West Menang undertook a five-year mandatory classification survey. The tender rig was thereafter relocated to Congo, West Africa, where the unit commenced operations for Total in June. The firm contract extends until August 2006 with options for Total to prolong the assignment by another 550 days.

The semi-tender West Pelaut continued the operations for Brunei Shell under a long-term contract that extends until April 2009.

In March 2004, the Company announced a co-operation agreement with Keppel Shipyard for the purpose of building a new semi-tender. Total capital expenditure is estimated at US$ 94 million, of which Smedvig's share is approximately US$ 29 million. The agreement is based on the principle that Keppel shall build and own the hull, while Smedvig shall own the derrick equipment set. For a period of ten years, Smedvig shall be responsible for marketing, managing and operating the rig. Smedvig has an option to purchase the hull at a pre-agreed price at any time during the management period.

The new unit named West Setia is particularly well suited for deepwater drilling operations in combination with floating wellhead platforms. Delivery is scheduled for August 2005. Smedvig has an option to build another semi-tender based on a similar co-operation arrangement.

In February 2005, Smedvig was awarded an 800 days contract for West Setia by Murphy for deep waters in Malaysia. Commencement is scheduled for September/October 2006. This project will be the first ever to utilize a tender rig for drilling from a Spar platform.

ACCOUNTS

Revenues increased slightly to NOK 955 million from NOK 911 million in 2003. The increase was however limited by the drop in the US dollar Norwegian kroner exchange rate. Operating expenses excluding depreciation were up to NOK 595 million from NOK 470 in 2003. The increase was related to the relocation of two units to West Africa, a region that has higher operating costs than the average in Southeast Asia. The operating profit for 2004 amounted to NOK 233 million as compared to NOK 326 million in the previous year.

PROSPECTS

In 2004, the overall market for tender rigs experienced a temporary slowdown as several development projects in Southeast Asia were pushed out in time. As a result, Smedvig had two units laid up for short periods during the year. As of February 2005, all of the Company's tender rigs are on contract. Based on already discovered oil and gas reserves as well as planned field developments in Southeast Asia and West Africa, Smedvig believes that the demand for tender rig capacity will increase over the next years. As a supplement to the tender-rig operations in conventional water depths, indications are that the application of tender assisted drilling operations in deeper waters is on an upward trend. Tender rigs in combination with floating platforms such as tension leg platforms (TLPs) and Spars will provide the oil companies with a cost-effective drilling solution in developing deepwater fields in benign environments. Feedback from oil companies suggests that several field developments based on this concept are being evaluated. A deepwater market for tender rigs will provide an opportunity for organic growth of the tender rig business longer term.





Fleet overview

	TYPE	YEAR BUILT/ LAST UPGRADE	CONSOLIDATED SHARE IN %	DEPRECIATION NOK MILL.	AMORTIZATION NOK MILL.	BOOK VALUE NOK MILL.
T-3	BARGE	1980/97	49	0	2	8
T-4	BARGE	1981/03	100	12	7	92
T-6	BARGE	1983/00	49	6	1	18
T-7	BARGE	1983/01	100	12	7	49
T-8	BARGE	1982/98	100	13	9	133
T-9	BARGE	2004	49	5	1	193
TEKNIK BERKAT	BARGE	1991	49	4	1	78
WEST PELAUT	SEMI	1994/04	100	27	8	287
WEST MENANG	SEMI	1999	100	22	2	419
WEST ALLIANCE	SEMI	2001	100	23	3	465
WEST SETIA	SEMI	2005	-	-	-	116
TOTAL				124	41	1,858

Contract coverage


2004
2005
2006
2007
T-3
PETRONAS CARIGALI
UNOCAL PTT
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
T-8
TOTAL
T-9
EXXONMOBIL
TEKNIK BERKAT
PETRONAS CARIGALI
WEST PELAUT*
BRUNEI SHELL
04.2009
WEST MENANG*
TOTAL
WEST ALLIANCE*
WEST SETIA*
UNDER CONSTRUCTION
MURPHY
12.2008
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

* Semi-submersible





The tender rig concept has traditionally been applied in combination with steel jackets in shallow waters in benign environments. Over the latest years Smedvig has developed the concept to include deeper waters. In deeper waters tender rigs are used together with floating platforms mainly Spar and tension leg platforms.



Smedvig's tender rigs



T-3
DESIGN: Robray Self Erecting Tender Rig **BUILT BY/YEAR:** Robin shipyard, Singapore/1980 **LENGTH:** 86 meters **BREADTH:** 18 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 4,140 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 21-1/4" 2,000 psi WP QOP & 13-5/8" 10,000 psi WP Cameron **ACCOMMODATION:** 120 persons



T-4
DESIGN: Robray Self Erecting Tender Rig **BUILT BY/YEAR:** Robin shipyard, Singapore/1981 **LENGTH:** 86 meters **BREADTH:** 27 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 6,570 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 13-5/8" 10,000 psi WP Cameron **ACCOMMODATION:** 130 persons



T-6
DESIGN: Robray Self Erecting Tender Rig **BUILT BY/YEAR:** Robin shipyard, Singapore/1982 **LENGTH:** 86 meters **BREADTH:** 25 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 6,689 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 21-1/4" 2,000 psi WP Shaffer & 13-5/8" 5,000 psi WP Cameron **ACCOMMODATION:** 120 persons



T-7
DESIGN: Robray Self Erecting Tender Rig **BUILT BY/YEAR:** Robin shipyard, Singapore/1983 **LENGTH:** 86 meters **BREADTH:** 27 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 6,428 mT **DERRICK:** MH-Pyramid, 750,000 lbs hookload, telescopic mast **BOP:** 13-5/8" 10,000 psi WP Cameron **ACCOMMODATION:** 120 persons



T-8
DESIGN: Self Erecting Tender Rig **BUILT BY/YEAR:** Marathon LeTourneau shipyard, Singapore/1982 **LENGTH:** 98 meters **BREADTH:** 21 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 7,125 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 13-5/8" 10,000 psi WP Hydril **ACCOMMODATION:** 120 persons



T-9
DESIGN: Smedvig Super Class Self Erecting Tender Rig **BUILT BY/YEAR:** Malaysia Shipyard & Engineering shipyard, Malaysia/2004 **LENGTH:** 98 meters **BREADTH:** 27 meters **WATER DEPTH:** 10 - 150 meters **VARIABLE LOAD:** 8,000 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, vertically assembled quadruple mast **BOP:** 21-1/4" 2,000 psi WP Hydril & 13-5/8" 10,000 psi WP Hydril **ACCOMMODATION:** 140 persons



TEKNIK BERKAT
DESIGN: Self Erecting Tender Barge **BUILT BY/YEAR:** Pan United shipyard, Singapore/1990 **LENGTH:** 98 meters **BREADTH:** 21 meters **WATER DEPTH:** 10 - 125 meters **VARIABLE LOAD:** 7,140 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 21-1/4" 2,000 psi WP Hydril & 13-5/8" 10,000 psi WP Hydril **ACCOMMODATION:** 128 persons



WEST PELAUT
DESIGN: Regal Class Semi-Submersible Self Erecting Tender Rig **BUILT BY/YEAR:** KFELS, Singapore/1994 **LENGTH:** 94 meters **BREADTH:** 39 meters **WATER DEPTH:** 10 - 244 meters **VARIABLE LOAD:** 2,314 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, vertically assembled quadruple mast **BOP:** 20-3/4" 3,000 psi WP Cameron & 13-5/8" 10,000 psi WP Cameron **ACCOMMODATION:** 130 persons



WEST MENANG
DESIGN: Regal Class Semi-Submersible Self Erecting Tender Rig **BUILT BY/YEAR:** KFELS, Singapore/1999 **LENGTH:** 94 meters **BREADTH:** 39 meters **WATER DEPTH:** 10 - 244 meters **VARIABLE LOAD:** 2,314 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, vertically assembled mast **BOP:** 21-1/4" 2,000 psi WP Stuart & Stevenson & 13-5/8" 10,000 psi WP Shaffer **ACCOMMODATION:** 120 persons



WEST ALLIANCE
DESIGN: Enhanced Regal Class Semi-Submersible Self Erecting Tender Rig **BUILT BY/YEAR:** KFELS, Singapore/2001 **LENGTH:** 94 meters **BREADTH:** 39 meters **WATER DEPTH:** 10 - 244 meters **VARIABLE LOAD:** 3,300 mT **DERRICK:** MH-Pyramid, 1 million lbs hookload, telescopic mast **BOP:** 21-1/4" 2,000 psi WP Stuart & Stevenson & 13-5/8" 10,000 psi WP Shaffer **ACCOMMODATION:** 130 persons



WEST SETIA (under construction)
DESIGN: Keppel SSDT-3600-GOM-C42 design **BUILT BY/YEAR:** KFELS, Singapore/2005 **LENGTH:** 94 meters **BREADTH:** 36 meters **WATER DEPTH:** 10 - 244 meters **VARIABLE LOAD:** 3,600 mT **DERRICK:** MH - Pyramid, 1 million lbs hookload, vertically assembled mast **BOP:** 21-1/4" 2,000 psi WP Hydril & 13-5/8" 10,000 psi WP Hydril **ACCOMMODATION:** 140 persons



CAPITALIZING ON EXPERIENCED AND SKILLED EMPLOYEES

Well services

Smedvig aims to maintain its strong positions in the platform drilling and well services markets in the Norwegian sector of the North Sea. The Company targets to deliver safe, innovative and efficient services through high quality management and experienced and skilled employees.


SEISMIC SURVEY
EXPLORATION DRILLING
FIELD DEVELOPMENT
PRODUCTION DRILLING
FIELD ABANDONMENT

Smedvig is one of the largest platform drilling and wireline operators in the North Sea with a current market share of approximately 30 percent. In addition, the Company provides services related to upgrading, maintenance and modification work of drilling equipment and facilities.


OPERATING PROFIT
NOK mill.
100
80
60
40
20
0
00
01
02
03
04



REVENUES


31%

EBITDA


13%

CAPITAL EMPLOYED


6%

STRATEGY

Smedvig aims to maintain its strong positions in the platform production drilling and wireline markets in the North Sea as well as pursue selected international opportunities. The objective is to deliver safe, efficient and innovative well services through experienced and skilled employees and quality management systems. The Company targets a growing market for upgrading, maintenance and modification work of drilling equipment, facilities and related systems.

MARKET

The platform drilling market is focused on production drilling, well maintenance and intervention services as well as technical services for maintenance and upgrading of drilling facilities. These operations are carried out on installations owned by oil companies, but under the management of and with drilling crews from contractors such as Smedvig. The contracts are mainly based on fixed rates for personnel, equipment and services. The size of the drilling crews depends on the type of installation, but on average the crew for a rig in operation counts about 30 people offshore with another five people onshore to support the offshore operations. Smedvig has been involved in the production drilling business since the late 1970s. There are currently two contractors active in this business in Norway in addition to Smedvig and three in the UK. The Company's estimated market share in the North Sea is approximately 30 percent.

Wireline operations are a cost-effective way of performing interventions into producing wells. Such services are performed on a number of mobile units and fixed installations for oil companies and as a subcontractor for other well support contractors. Smedvig's estimated market share in Norway is approximately 40 percent, with a particular strong position in the subsea well intervention segment.

OPERATIONS

In 2004, the number of people employed in the well services division increased from some 800 people to 1,366 people due to awards of new



Accounts

NOK mill.	2004	2003	2002		2004	2003	2002
Revenues [1]	**958**	838	855	Other fixed assets	**111**	105	52
Operating expenses	**(846)**	(732)	(774)	Current assets	**344**	153	168
Depreciation	**(20)**	(18)	(18)				
Operating profit	**92**	88	63	**Total assets**	**455**	258	220
EBITDA	**112**	106	81				

KEY FIGURES FOR THE DIVISION	2004	2003	2002
Operating margin (operating profit/revenues)	**9.6%**	10.5%	7.4%
Turnover rate (revenues/total assets)	**2.1**	3.2	3.9
Return on total capital (operating profit/total assets)	**20.2%**	34.1%	28.6%

1) Gains on sale of assets are not included.

contracts in Norway and the UK. The business unit performed services for BP, ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell, Statoil and Talisman Energy.

Over the course of the year, drilling and maintenance operations as well as modification and upgrading of drilling equipment were performed for Statoil on the A, B and C platforms on the Statfjord field. Smedvig has been involved in operations on the Statfjord field since 1982. In the third quarter, Smedvig was awarded a four-year contract extension by Statoil for the Statfjord platforms. At the same time Smedvig was awarded a new four-year platform drilling contract by Statoil for the Gullfaks A, B and C platforms. The commencement of the platform drilling and maintenance operations on the Gullfaks A, B and C platforms took place in October.

On the Veslefrikk field, the Company conducted drilling operations on the A-platform and supplied maritime personnel on the B-platform for Statoil. During the year, Smedvig performed maintenance and upgrading of the drilling facility. The contract for Veslefrikk was initiated in 1987 and extends for the lifetime of the field, currently estimated to 2015.

Throughout the year, the Company performed drilling and maintenance operations on the Ula and Valhall fields for BP. The work-scope included extensive upgrading project work in preparation for drilling as well as supporting BP with personnel for the new Valhall water injection platform. The contract with BP for the Ula and Valhall fields was extended to the end of 2005. In addition, BP has options for one-year extensions.

Smedvig performed production drilling operations and maintenance work on the Gyda field for Talisman Energy. The contract with Talisman Energy was extended by one year from December 2004 to December 2005.

In April 2004, Smedvig was awarded a four year contract by Shell UK Limited for platform drilling and maintenance services on 12 fixed installations on the UK continental shelf. The contract covers the Brent A, B, C and D, Nelson, Auk, Cormorant Alpha, Dunlin, Eider, Fulmar, North Cormorant and Tern platforms. There are currently ongoing drilling activities on three of the platforms.

The wireline business performed operations for ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell and Statoil. In 2004, the business showed growth in revenues and operating profit in the order of seven percent. At year-end, the average contract coverage for wireline services was some 12 months.

ACCOUNTS

In 2004, revenues were NOK 958 million up from NOK 838 million in the preceding year. The increase was mainly a result of the commencement of the platformdrilling contract with Shell in the UK sector as well as start-up of operations for Statoil on the Gullfaks platforms. Operating expenses excluding depreciation increased to NOK 846 million from 732 million in the preceding year due to higher salary costs and increased activity for this business unit. The operating profit for 2004 reached NOK 92 million slightly up from NOK 88 million in 2003.


Smedvig



PROSPECTS

In recent years, field developments in the North Sea have increasingly been based on floating production and subsea production solutions that require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has remained solid. The continued focus on research and development in the oil and gas industry has over the years pushed the recovery rate for existing and new fields to new highs resulting in significantly extended production lifetime for many existing fields. In addition, oil prices have increased sharply from the lows observed in the late 1990s. The combination of access to new cost efficient technologies and high oil prices has made it increasingly attractive for oil companies to reinvest in existing infrastructure as well as to upgrade existing drilling facilities in order to produce more of the oil and gas reserves in mature fields. Smedvig believes that based on the world's increased consumption of energy, the demand for additional drilling and well services for mature fields in the North Sea will continue to remain at a high level in the years to come. As a result of the extended life span for mature fields, demand for service related to upgrade and modification of the drilling facilities is expected to increase.

Contract coverage


2004
2005
2006
2007
STATFJORD A,B&C
STATOIL
09.2008
GULLFAKS A,B&C
STATOIL
09.2008
VESLEFRIKK A&B
STATOIL
Field lifetime
ULA & VALHALL
BP
GYDA
TALISMAN ENERGY
SHELL, UK
SHELL
06.2008
WIRELINE*
HYDRO, STATOIL, SHELL
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

* *Average length for several fields*

Smedvig's well services operations



STATOIL

PLATFORM DRILLING: Statfjord A, B and C, Gullfaks A, B and C, Veslefrikk
ENGINEERING SERVICES: Statfjord A, B and C, Gullfaks A, B and C, Veslefrikk
WIRELINE SERVICES: Sleipner A, B and satellites, Troll A, Veslefrikk, Huldra, Kvitebjørn, Åsgard, Mikkel, Kristin, All exploration drilling rigs



BP

PLATFORM DRILLING: Ula, Valhall DP, Valhall IP
ENGINEERING SERVICES: Ula, Valhall IP



SHELL

PLATFORM DRILLING: Brent A, B, C and D, North Cormorant, Cormorant Alpha, Nelson, Auk, Tern, Dunlin, Fulmar, Eider
ENGINEERING SERVICES: Brent A, B, C and D, North Cormorant, Cormorant Alpha, Nelson, Auk, Tern, Dunlin, Fulmar, Eider



TALISMAN

PLATFORM DRILLING: Gyda
ENGINEERING SERVICES: Gyda
WIRELINE SERVICES: Varg



CONOCOPHILLIPS

ENGINEERING SERVICES: Ekofisk



NORSK HYDRO

WIRELINE SERVICES: Oseberg B, C, East and South, Brage, Grane, Njord, Heimdal, Troll, All exploration drilling rigs


Smedvig

SOCIAL AND ENVIRONMENTAL PERFORMANCE

Health, safety and environment which include social and environmental performance are an integrated part of all the Company's activities. The objective of the health, safety and environment policy is to establish and maintain a culture where there are no accidents, injuries or losses.

The objective of the Company's health, safety and environment policy is to establish and maintain a culture where there are no accidents, injuries or losses.


ABSENCE THROUGH ILLNESS
Norway in percent
8
7
6
5
4
3
2
1
0
00
01
02
03
04


LTA FREQUENCY
No.of lost time accidents per million hours worked
3.0
2.5
2.0
1.5
1.0
0.5
0.0
00
01
02
03
04


FALLING OBJECTS
No. of falling objects, all locations onshore and offshore
1,200
1,000
800
600
400
200
0
00
01
02
03
04


LIFTING OPERATIONS INCIDENTS
No. of lifting operations incidents, all locations onshore and offshore
600
500
400
300
200
100
0
00
01
02
03
04

OBJECTIVES

Health, safety and environment (HSE) are an integrated part of all the Company's activities. The objective of the HSE policy is to establish and maintain a culture where there are no accidents, injuries or losses.

HSE MANAGEMENT

The Company believes that sincere commitment from senior management is a key factor in reaching the goal of no accidents, injuries or losses. In Smedvig, the line management is responsible for the implementation of systematic and preventive HSE work as well as to encourage and promote a sound health, environment and safety culture. One of the most important factors in working safely is making sure each individual employee acknowledges his or her responsibility in carrying out work duties with safety in mind at all times. The Company's efforts to encourage and stress each individual's commitment to the importance of HSE matters include seminars, on-the-job training as well as best practice campaigns, and focus on leadership. The management system is an important part of the HSE management.

The Company's management system meets the relevant requirements from authorities, customers and partners. For the Norwegian based mobile units, the management system has been approved under the International Safety Management Code. Relevant authorities such as the Petroleum Safety Authority Norway and the UK Health & Safety Executive have accepted the management system through the Acknowledgement of Compliance and the Safety Case certification, respectively.

SAFETY

As a result of a systematic and focused safety management program, 2004 showed improvement in some of the safety statistics. The number of incidents related to dropped objects and lifting operations was reduced by 12 percent and 65 percent, respectively.

The total recoverable injury frequency was reduced by 1.4, from 7.1 in 2003 to 5.7 in 2004. However, the number of lost time accidents (LTA) per million working hours for the Company increased from 1.3 in 2003 to 1.8 in 2004, as opposed to the goal of having a 50 percent decrease.

NATURAL ENVIRONMENT

The exploration and production drilling operations involve emission of exhaust gases to air, as well as discharge of chemicals to sea. These emissions and discharges are within the limits specified by relevant authorities, customers and the Company's own policy. They are included in the oil companies' reports on emissions. Operations involve risk of accidental discharges that might result in damage to the environment. The Company is working actively to achieve its goal of preventing all such accidental discharges.

The objective is to be the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and preemptive action in selecting chemicals





that cause minimum harm to the environment. The Company has implemented measures to ensure that operations are in compliance with internal requirements, external requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the event of an accidental spill.

In 2004, the number of minor accidental spills from the Norwegian based operations were 12 compared to 16 in 2003. Of these, two spills were of less than 350 liters of fluid. Five spills were larger than 2,000 liters, but these were in the water based mud category allowed in the discharge permits. Four of the minor accidental spills included oil based mud (OBM) volumes in the 0.8 to 9 cubic meter range. Total diesel consumption for the mobile units in 2004 was 36,000 tons (37,000 ton in 2003) leading to 114,000 ton CO_2, 2,500 ton NO_X, 250 ton CO and 180 ton nmVOC emissions. All figures are included in the environmental balance reported by the relevant operating oil company for each location.

HUMAN RESOURCES

Health

The average number of employees absent from work due to illness decreased from 4.9 percent to 4.3 percent in 2004 for the Norwegian based operations. The offshore part of the mobile units and well services divisions reported absence through illness of 4.9 percent and 4.8 percent, respectively whereas the land-based organization reported an absence through illness of 1.8 percent. For the tender rig operations, the absenteeism remained less than 0.5 percent.

In addition to causing personal discomfort and inconvenience for each individual, absence through illness increases the labor cost. The Company together with union representatives and safety delegates are working systematically to enable employees absent from work due to illness to return to work. This is done through different longstanding initiatives such as individual assistance with fitness programs, individual counseling with the Company's health department, working environment studies at the workplaces and personal assistance through regular network groups including the employee on sick leave, health personnel, personnel department and line managers. The Company target an overall absence of less than 3.0 percent.

Gender Diversity

The ambition is to have a diverse workforce in terms of age, gender and nationality in order to create a workplace where employees have the opportunity to apply their talents and develop skills consistent with the Company's core values. In 2004, Smedvig performed operations in 11 countries. The number of employees was 3,751 comprising 20 different nationalities and about 68 occupational disciplines.

Performance

The offshore drilling industry has traditionally been male dominated due to its maritime nature and heavy physical scope of work. In Smedvig, 87 percent of the workforce is employed offshore and 13 percent on land. At year-end, five percent of the overall workforce was female constituting one percent of the offshore workforce and 29 percent of the on land workforce. Women occupied eight percent of corporate management positions and 19 percent of middle management positions. In 2004, the female percentage of the new hiring was one percent with the respective numbers for land and offshore operations being nine percent and zero percent. As a result of the relatively high male proportion in senior positions, the average remuneration was 36 percent higher for males than females.

Goals and measures

The objective is to increase the overall female proportion particularly for managerial and senior positions on land. The Company has adopted various measures in order to equally promote and retain both genders. Such measures include flexible working hours and part-time work, relocation and relief from heavy work commitments during pregnancy, liberal maternity and paternity leave and child day-care facilities. Gender awareness is an important element in the recruitment processes. The policy for gender diversity has been incorporated in work instructions, personnel policies and career planning.






DEFINITIONS

SEMI-SUBMERSIBLE RIGS
Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes above the surface. The rig is typically anchored or positioned over a wellhead location by a computer-controlled thruster system (dynamically positioned) and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term "generation" indicates the year the semi-submersible rig was built and, to a certain extent, the semi's water depth and deck load capabilities.

JACK-UP RIGS
Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. Tugboats tow a jack-up rig to the drill-site with its hull riding in the sea as a vessel and its legs raised. At the drill-site, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill-site.

DRILLSHIPS
Drillships are self-propelled vessels equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships operate in water depths where jack-ups and other bottom-supported rigs are incapable of working.

SELF-ERECTING TENDER RIGS
Self-erecting tender rigs are purpose-built units for production drilling from platform rigs. The modularized drilling package is lifted from the unit onto the platform prior to operations. The tender, which is moored next to the platform rig during drilling operations, contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. Barge tender rigs and semi-submersible tender rigs are outfitted with similar equipment but semi-submersible hulls allows for operations in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platform rigs without the need for permanently installed drilling packages.

PLATFORM RIGS
Platform rigs are immobile offshore structures from which production wells are drilled and produced. Platform rigs may be built of steel or concrete and may be rigid or compliant. Rigid platforms, which rest on the seabed, are the concrete gravity platform and the steel-jacket platform used in shallow waters. Compliant platform such as TLPs (tension leg platforms) and Spars yield to water and wind movements and are used in deeper waters.

BENIGN ENVIRONMENTS
Benign environments are geographical areas where the weather conditions as a norm are benign. Such areas include Brazil, Gulf of Mexico, West Africa and Southeast Asia.

HARSH ENVIRONMENTS
Harsh environments are geographical areas characterized by low temperatures, high waves and strong currents. Such areas include the North Sea and the North Atlantic margin.

EXPLORATION DRILLING
Exploration drilling is drilling of wells in search for undiscovered reservoirs of oil and gas.

PRODUCTION DRILLING
Production drilling is drilling of wells in already discovered reservoirs of oil and gas.

DEEP WATERS
Water depths more than 750 meters.

ULTRA DEEP WATERS
Water depths more than 1,500 meters.



FINANCIAL INFORMATION




13162.0ft
GAS
ROP2
65
3.8
7.3
317.5
17.4



SHAREHOLDER POLICY

The shareholder policy is based on the assumption that the financial interests of the owners are best served through growth in the Company's earnings. The objective is to achieve long-term growth in earnings per share and provide shareholders with a competitive return on investment. The return on investment is measured as the change in share price adjusted for distributed dividend. In order to maintain a broad shareholder base, the Company's shares are listed in Oslo and New York.

DIVIDEND POLICY

According to the financial strategy, the Company aims to distribute an annual dividend. The dividend amount is dependent on the Company's earnings and financial situation, with growth in net income providing the basis for an increase in dividend. For 2004, the Board proposes a dividend of NOK 1.50 per share, up NOK 0.25 compared to 2003.

RISK REGULATIONS

Under Norwegian tax law, shareholders liable to tax in Norway must adjust the historical cost price of the shares by the RISK amount (which is equivalent to tax-related profit after taxes and dividends) when calculating gain on sale of shares. The intention of the RISK adjustment is to avoid double taxation. For 2004, the risk amount was NOK (0.13) per share. The final RISK amount for 2005 will be available ultimo January 2006. Shareholders not liable to tax in Norway are not affected by the RISK amount.

The annual risk amount per share adjusted for stock splits and bonus issues are:

01.01.93	NOK (0.198)
01.01.94	NOK (0.374)
01.01.95	NOK 0.032
01.01.96	NOK 0.032
01.01.97	NOK (0.990)
01.01.98	NOK (1.110)
01.01.99	NOK (0.865)
01.01.00	NOK (1.190)
01.01.01	NOK (0.970)
01.01.02	NOK (1.000)
01.01.03	NOK 1.020
01.01.04	NOK (0.130)
01.01.05*	NOK (1.950)

* Company estimate

SHARE CAPITAL

At year-end, the Company's share capital was NOK 822,840,040 and the registered number of shares was 82,284,004 (par value NOK 10.00). The total number of shares was distributed between Class A and Class B shares with 54,314,004 and 27,970,000, respectively. At year-end, the Company's holding of own shares was 550,000 Class A shares and 1,653,000 Class B shares.

Adjustments to the registered number of shares

In 1994, the General Meeting approved a two-for-one stock split. The Class B shares was introduced in connection with the share offering in 1996. Simultaneously, all Class A shareholders were awarded a bonus issue of Class B shares where four Class A shares would confer the right to one Class B share. In 2000, the General Meeting approved another two-for-one stock split.

Dual share class structure

The Company has a dual share class structure of Class A and Class B shares listed on the New York Stock Exchange (NYSE) and the Oslo Stock Exchange (OSE).

The dual share class structure was introduced in connection with the share offering in 1996. The reason for the dual share class structure was the main shareholder's, the Smedvig family, desire to maintain a strong influence on

	2004		2003		2002		2001	
	Class A Shares	Class B Shares	Class A Shares	Class B Shares	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Ordinary dividend per share	1.50	1.50	1.25	1.25	1.00	1.00	1.50	1.50
Share price Dec. 31	102	82	51	43	33	29	73	62
Share price high/low	103/51	83/42	56/28	46/24	80/28	68/24	107/59	95/48
No. of shareholders Dec 31.	2,409	1,536	2,463	1,312	2,463	1,312	2,532	1,394
Foreign shareholders (%)	38.7	28.6	31.5	20.7	28.0	36.5	27.9	27.0
Shares traded (1,000)	80,469	25,034	50,418	24,484	39,472	13,687	36,103	21,674
Share turnover rate	1.48	0.90	0.92	0.88	0.72	0.49	0.65	0.77

the Company's development and at the same time provide the Company with an opportunity to implement a growth program which included construction of several new units. The Smedvig family is still the largest shareholder and controls 40.0 percent of the Class A shares and 11.5 percent of the Class B shares, which corresponds to 30.3 percent of the total share capital. Peter T Smedvig is Chairman of the Board.

Holders of Class A shares (other than the Company or its subsidiaries) are entitled to one vote per share. Class B shares are in general non-voting, but otherwise carry the same rights and privileges as Class A shares. Certain actions, however, require support from both Class A and Class B shares. Such actions would be alteration of the Company's articles of association, approval of a merger or demerger, increase or reduction in the share capital or waiver of pre-emptive rights in connection with an increase in share capital. Approval of the aforementioned actions would require support from at least two-thirds of the Class A shares as well as at least two-thirds of the share capital (both Class A and Class B shares) represented at a general meeting at which such actions would be considered.

Under Norwegian law, only shares that are registered in the name of the shareholder can vote in general meetings. Shareholders who intend to participate in general meetings are obliged to inform the Company of the number of shares they represent by the final date set forth in the notice of a general meeting. In accordance with the articles of association, the Chairman of the Board shall preside general meetings. The Chief Executive Officer as well as the auditor will be present at general meetings.

Authorizations to buy-back own shares

In 2004, the General Meeting authorized the Board to repurchase up to 8,228,000 shares. The Board decides if it will repurchase Class A shares and/or Class B shares. The maximum price to be paid per share is NOK 150.00 and the minimum prize is NOK 1.00. This authorization is valid until June 30, 2005. The 2004 General Meeting resolved to redeem 700,000 Class A shares. During 2004, the Company repurchased 550,000 Class A shares and 902,000 Class B shares at average prices of NOK 62.70 and 55.08, respectively.

Authorizations to issue new shares in relation with stock options programs

In 2004, the General Meeting resolved to authorize the Board to offer senior employees rights to subscribe for shares in the Company through a share incentive program based on options. This authorization allows the Board to increase the share capital by NOK 10,000,000 by issuance of up to 1,000,000 new Class B shares, an authorization that is valid until June 30, 2005. In 2004, the Board decided to distribute 595,000 options to senior employees under the 2004 share incentive program.

SHARE PRICE DEVELOPMENT AND TURNOVER

Smedvig is listed on the Oslo Stock Exchange (OSE) under the tickers SME and SMEB and on the New York Stock exchange under the tickers SMVa and SMVb. At the end of 2004, Smedvig was the 19th largest company quoted on the Oslo Stock Exchange in terms of market capitalization with a capitalization of NOK 7.8 billion corresponding to US$ 1.3 billion.

During 2004, the Smedvig share price increased significantly. The OSE quotation for the Class A share increased from NOK 50.50 at the beginning of the year to NOK 101.75 at year-end, which corresponds to an increase of 101.5 percent. The quotation for the Class B share increased from NOK 42.50 to NOK 82.5 at year-end corresponding to an increase of 94.1 percent. The NYSE quotation for the Class A share was up from US$ 7.62 at the beginning of the year to US$ 16.57 at year-end, whereas the Class B share was up from US$ 6.25 to US$ 12.81 at year-end. The Oslo Stock Exchange's All Share Index increased 38.4 percent while the Dow Jones Industrial Average index increased 3.2 percent over the course of the year.

The average daily turnover for the Class A and Class B shares was NOK 29 million in 2004. The total turnover rate for outstanding shares was 1.28 during the year. Broken down by the two classes of shares, the average daily numbers of shares traded were 318,059 Class A shares and 98,948 Class B shares.


SHARE PRICE DEVELOPMENT
NOK
125
100
75
50
25
0
00
01
02
03
04
Class A shares
Class B shares
Oslo Stock Exchange Energy index


NON-NORWEGIAN SHAREHOLDING
Percent
50
40
30
20
10
0
00
01
02
03
04
Class A shares
Class B shares
Total

INFORMATION TO THE CAPITAL MARKET

The Company's financial strategy is supported by focused information and investor relation activities. Information regarding financial conditions and important events is given high priority in order to keep shareholders and capital markets continuously updated on events of significance in assessing the value of the Company. Smedvig works continuously to ensure that the share price reflects the asset values and earnings outlook for the Company. The basic principle is that announcements made to the capital market are disclosed to the OSE and the NYSE simultaneously and then subsequently and simultaneously made public in both the Norwegian and international market.

In addition to scheduled information, presentations are given to financial analysts and investors in the capital market, both in Norway and abroad. Outside Norway, the Company has traditionally performed semi-annual roadshows in Sweden, UK and USA and annual roadshows in Denmark, France, Switzerland and Germany.

WWW.SMEDVIG.COM

Smedvig publishes all financial information including presentations, quarterly reports, annual reports, notices to the stock exchanges, news releases etc on www.smedvig.com.

SHAREHOLDER STRUCTURE

As of December 31, 2004, Smedvig had 3,221 shareholders. Non-Norwegians held 35.0 percent of the share capital up from 27.9 percent the previous year. The non-Norwegian holdings in the Class A shares and Class B shares were 38.7 percent and 28.6 percent, respectively. The Company has not imposed any restrictions on ownership by non-Norwegian shareholders.

The Smedvig family controls 40.0 percent of the Class A shares and 11.5 percent of the Class B shares, corresponding to 30.3 percent of the total share capital. The family intends to maintain a significant shareholding in the Company. Peter T Smedvig is Chairman of the Board.

At year-end 2004, the Company held 550,000 Class A shares and 1,653,000 Class B shares. Own holding of Class B shares should be viewed as part of the Company's obligations related to the share incentive programs.

SHARE INCENTIVE PROGRAMS

At year-end, the Company had three share incentive programs based on allocated rights to subscribe for Class B shares.

The options issued under the 2002, 2003 and 2004 programs have been allocated to senior management and key employees. All options have been allocated free of charge but are tied to the holder's continued employment with the Company. The options are not transferable.

SHARES OWNED AND CONTROLLED BY BOARD MEMBERS AND EXECUTIVE MANAGEMENT AS OF YEAR-END

	Class A Shares	Class B Shares	Options
Peter T Smedvig, Chairman of the Board	21,708,854	3,214,562	0
Raymond De Smedt, Director	34,000	11,300	0
Siri B Hatlen, Director	0	0	0
J Larry Nichols, Director	20,000	0	0
Andrew C Salvesen, Director	0	0	0
Kjell E Jacobsen, Chief Executive Officer	8,000	5,000	220,000
Alf C Thorkildsen, Chief Financial Officer	0	7,700	140,000
Stein Diesen, Managing director	0	0	70,000
Alf R Løvdal, Managing director	0	1,000	70,000
Ståle Rød, Managing director	8,000	82,000	140,000


Smedvig



SHARES BY SIZE OF SHAREHOLDING ON DECEMBER 31, 2004

Number of shares	Number of shareholders	Percent of share capital
1-100	964	0.1 %
101-1,000	1,189	0.7 %
1,001-10,000	711	3.2 %
10,001-100,000	266	10.5 %
100,001-500,000	66	17.6 %
More than 500,000	25	67.9 %

OPTIONS PROGRAMS AS OF YEAR-END

	2004	2003	2002
Number of allocated Class B options	595,000	565,000	440,000
Number of exercised options	0	0	170,000
Subscription price	NOK 54.00	NOK 29.00	NOK 34.90
Options exercisable from	May 1, 2006	Jan. 1, 2005	Jan. 1, 2004
Options mature	Dec. 31, 2009	Dec. 31, 2007	Dec. 31, 2005

THE 20 LARGEST SHAREHOLDERS AS OF DECEMBER 31, 2004

	Number of Class A shares	Number of Class B shares	Percent of total number of shares
Peder Smedvig Capital I AS	18,856,098	2,501,374	26.0 %
Folketrygdfondet	4,118,500	4,046,300	9.9 %
Odin Norge	-	2,961,405	3.6 %
Odin Norden	-	2,833,000	3.4 %
Smedvig asa	550,000	1,653,000	2.7 %
State Street Bank & Trust Co.	1,363,202	674,295	2.5 %
Mellon Bank AS	1,577,828	84,816	2.0 %
UBS (Luxemburg)	1,089,768	272,442	1.7 %
Investors Bank & Trust	1,133,660	-	1.4 %
A/S Veni	832,460	208,114	1.3 %
Smedvig, Nora	826,528	206,632	1.3 %
JP Morgan Chase Bank	1,002,849	7,316	1.2 %
Morgan Stanley and Co. Intl. Ltd.	458,347	517,500	1.2 %
Credit Suisse First Boston	-	939,000	1.1 %
Citibank NA	443,347	477,365	1.1 %
Stiching Shell Pensioenfonds	74	866,900	1.1 %
Third Avenue Intl.	760,400	-	0.9 %
JP Morgan Chase Bank	336,080	384,492	0.9 %
Deutsche Bank AG	651,200	-	0.8 %
Skagen Vekst	-	600,000	0.7 %
Percent of total number of shares	41.3 %	23.4 %	64.7 %

OWNERSHIP CLASS A SHARES



Norway	61.3
USA	17.4
UK	6.9
Luxembourg	5.9
Other	8.5

OWNERSHIP CLASS B SHARES



Norway	71.4
UK	11.6
USA	6.7
Netherlands	3.1
Other	7.2

FINANCIAL CALENDAR

- First quarter results - April 21, 2005
- Form 20-F for 2004 - June 30, 2005
- Second quarter results - August 10, 2005
- Third quarter results - October 24, 2005
- Preliminary accounts and dividend proposal for 2005 - February 2006
- Annual Report and accounts for 2005 - April 2006





NET ASSET VALUE

Smedvig does not publish an estimate on net asset value. The Company believes that such an estimate should be based on each shareholder's individual assessment of the Company's assets and market prospects. However, to assist shareholders in making their own calculations the Company aims to provide extensive supplementary information.

Valuation Methods

Smedvig is an offshore drilling contractor that performs drilling services related to the Company's fleet of mobile units and tender rigs as well as its well service division. A valuation of the Company is suggested based on expected future cash flow from the Company's fixed assets and other activities.

In 2004, revenues and EBITDA from mobile units, tender rigs and well services accounted for approximately 38, 31 and 31 percent of total revenues and 40, 47 and 13 percent of total EBITDA, respectively. The mobile units and tender rigs divisions are capital intensive whilst well services are labor intensive with limited capital requirements.

Illustrations of the capital employed divided on the Company's divisions and historical cash flows are showed on the next pages. The breakdown of information on each division provides assistance in evaluating the future cash flow and net asset value.

Market Value of Fixed Assets

In January 2004, the Company obtained valuation assessments of its mobile units from three independent brokers. The values presented on page 30 in the rig overview are an arithmetic mean of these estimates. The market value of each rig is normally a function of age, maintenance and upgrades, and of the overall supply and demand situation. The estimates are in US dollars and are based on the assumption that the rigs are without drilling contracts. However, limited turnover in the secondary market makes these estimates uncertain.

In the tender rig market there are fewer competitors and rarely transactions in the secondary market. The technical quality can also vary considerably from unit to unit. Accurate valuations for this type of drilling equipment are therefore difficult to provide and, as a result, such estimates are not included in the tender rig overview on page 37. In 2004, average dayrates achieved for the Company's tender rigs in operation were approximately US$ 43,000 for the tender barges and approximately US$ 64,000 for the semi-tenders. Average operating expenses including depreciation per tender barge were approximately US$ 31,000 per day as compared to US$ 28,000 the preceding year, while the corresponding figures for the semi-tender rigs were approximately US$ 44,000 per day as compared to approximately US$ 35,000 in 2003.

Other fixed assets include wireline units employed in the Company's Well Services activities.

Valuation of Other Activities

The Company holds drilling and maintenance contracts on platform rigs and performs well services operations on several fields on the Norwegian and UK continental shelves. Overviews of the contract portfolio as well as the accounts are presented on pages 43 and 44.

Smedvig owns 44 percent of Lisme AS, which is a holding company for the oil service company Roxar AS. At year-end the book value for this holding was NOK 134 million. Smedvig reports its share in Lisme applying the equity method of accounting. In 2004, the contribution from Lisme AS was NOK 15 million.

Investments

Investments cover mainly acquisitions of rigs, newbuilds and new equipment, upgrading of existing rigs and equipment as well as capitalized interest expenses related to upgrades and newbuilds.

Long-term maintenance (LTM) is not included in total investments. LTM is costs related to periodic overhauls of the rig fleet and are amortized as part of operating expenses over the anticipated time periods between overhauls, normally five-years.

The Company's total investments for the period 2000-2004 are illustrated in on page 60.

Net Interest Bearing Debt

At year-end net interest bearing debt amounted to NOK 3.282 million. For more detailed information see Note 14 and Note 15 on page 81 and page 82.

ORDER BACKLOG

As of year-end, Smedvig's order backlog totaled approximately NOK 8.2 billion. The order backlog for the next five years is show on page 60. In addition, the Company has issued options to operators for extensions of some of the existing drilling contracts.

GAINS ON SALE OF ASSETS

Sale of assets is part of the Company's business. Over the years gains on sale of assets have represented a significant share of the profits reported by the Company. Gains on sale of assets are defined as sale price less book value. The applied depreciation period for the Company's rig fleet is 25 years.

The Company's income before income taxes is broken down to operating profit, gains on sale of assets, and net financial items for the period 2000-2004, see page 60. In 2002, other items included a write-down of NOK 1,313 million of which NOK 209 million was reversed in 2004 due to partial recovery of the fair value of the involved unit.

VALUE ADDED

"Value added" by the Company can be expressed as the sum of operating profit and gross financial income plus changes in the market value of the fleet of mobile units over the year. On page 60, the "Value added" has been divided on the mentioned elements for the last five years. Changes in the aggregate market value for each year is adjusted for sales and purchases during the year. As estimates of market value for the tender rig fleet are not available, a movement in market value for the rig fleet only reflects changes for the mobile unit fleet.

DEVELOPMENT OF DAYRATES

The dayrates for semi-submersible drilling rigs has varied considerably over time. A chart on page 60 shows the development in dayrates for semi-submersible drilling rigs in the Norwegian sector of the North Sea since 1987. Dayrates differ for various type of drilling units as well as for geographical areas. Semi-submersibles are generally classified in terms of generations based on year of building and technical capabilities.

SENSITIVITY ANALYSIS

Interest Rates

In 2004, interest expenses totaled NOK 129 million. In addition, NOK 3 million was capitalized as Smedvig capitalizes interest expenses during construction of newbuilds and major upgrades. At year-end, the interest bearing debt totaled NOK 4,028 million (corresponding to US$ 665 million). NOK 755 million of the NOK 4,028 million is related to the Company's issues of commercial papers and bonds in the Norwegian market. More details are available in note 14 on page 81.

The majority of the Company's debt is based on floating interest rates. A change of one percentage point (100 basis points) in the interest rate would result in a change of approximately NOK 37 million in annual interest expenses. This effect is moderately offset by the corresponding changes in interest income from the Company's cash and cash equivalents. In order to mitigate the interest rate exposure the Company at year-end had entered into interest swap arrangements for US$ 117 million. The fair value of the Company's financial instruments will change due to the change in interest rate and these effects are not included in the number stated above.

Exchange Rates

The Company generates most of its revenues in US dollars. In addition, virtually all assets are valued in dollars. A strong dollar is thus favorable for the Company. To limit the currency risk, assets are mainly financed in US dollar denominated debt.

The NOK/US$ exchange rate was 6.053 at year-end, while the average rate for 2004 was 6.7490. A change of 0.25 in the NOK/US$ exchange rate is estimated to alter the net income before income taxes by approximately NOK 23 million corresponding to NOK 0.29 per share.

Dayrates

The Company receives revenues in the form of dayrates for drilling units in operation. The dayrates are usually fixed during contract periods. As the units complete existing contracts and start on new assignments, the dayrates may change. A US$ 1,000 change in average dayrates for the Company's drilling units impacts annual revenues by some NOK 28 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 0.35 per share per year.

Personnel Costs

Personnel costs account for approximately 63 percent of Smedvig's operating expenses, excluding depreciation. For the Company's mobile units and tender rigs a pay increase of one percent would reduce the operating profit by approximately NOK 15 million per year, which corresponds to NOK 0.19 per share.

INVESTMENTS

NOK mill.


1,500
1,200
900
600
300
0
00
01
02
03
04

ORDER BACKLOG

NOK mill.


4,000
3,000
2,000
1,000
0
05
06
07
08
09

VALUE ADDED

NOK mill.


2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
(1,500)
(2,000)
(2,500)
00
01
02
03
04

- ● Operating profit before depreciation
- ○ Gross financial income
- ● Net change in market value of rig fleet

BREAKDOWN OF INCOME BEFORE INCOME TAXES

NOK mill.


2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
(1,500)
(2,000)
(2,500)
00
01
02
03
04

- ● Operating profit
- ○ Gains on sale of assets and other items
- ● Net financial items

DAYRATES SEMI-SUBMERSIBLE RIGS IN NORWAY

US$ 1,000


300
250
200
150
100
50
0
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05

● Third Generation ● Fourth Generation ○ Fifth Generation

ANALYTICAL TABLE

NOK mill.	2004	2003	2002	2001	2000
INCOME STATEMENT					
Revenues	3,081	3,037	3,354	3,816	3,588
EBITDA	852	953	941	1,536	1,384
Opearting profit (EBIT)	414	530	413	996	852
BALANCE SHEET					
Total assets	8,268	7,575	7,540	10,951	11,094
Shareholders' equity	3,165	3,062	3,379	5,068	4,145
Interest bearing debt	4,028	3,523	2,983	4,724	5,893
Non-interest bearing debt including provisions	1,075	990	1,178	1,159	1,056
Total long-term assets	6,537	5,699	5,809	8,855	8,749
Current assets	1,731	1,876	1,731	2,096	2,345
KEY FIGURES					
Cash and cash equivalent	746	993	598	930	1,045
Working capital	667	858	608	905	1,163
Cash flow	661	189	974	1,484	877
Current ratio	1.6	1.8	1.5	1.8	2.0
Interest coverage ratio	5.3	(0.4)	(2.2)	3.5	0.9
Equity ratio	38%	40%	45%	46%	37%
EBITDA margin	28%	31%	28%	40%	39%
EBIT margin	13%	17%	12%	26%	24%
Gross profit margin	11%	16%	7%	12%	(1%)
Return on equity	14%	(3%)	(19%)	23%	2%
Return on capital employed	5%	7%	5%	10%	9%
Earnings per share	5.20	(0.71)	(9.74)	12.97	0.99
Cash flow per share	8.20	2.32	11.85	17.99	9.59
Book value per share	38.33	37.64	41.08	61.59	50.02
VALUATION					
P/E	16.9	N/A	N/A	5.3	83.8
P/CE	11.6	20.8	2.7	3.9	8.7
P/B	2.5	1.3	0.8	1.1	1.7
EV/EBITDA	13.9	7.9	6.0	6.2	8.4
EV/EBIT	28.6	14.2	13.6	9.5	13.7

DEFINITIONS

Working capital - Current asset minus current liabilities
Cash flow - Income before income taxes plus depreciation, adjusted for unrealized currency gains/losses and payable taxes
Current ratio - (Current assets/current liabilities)
Interest coverage ratio - (Income before taxes + interest expenses)/ Interest expenses
Equity ratio - (Equity/Total assets)
EBITDA - (Operating profit plus depreciation and amortization)
EBITDA margin - (EBITDA/Revenues)
EBIT margin - (Operating profit/Revenues)
Gross profit margin - (Income before other items/Revenues)
Return on equity - (Net income/Average equity)
Return on capital employed - (Operating profit + interest income)/Average total assets
Earnings per share - (Net income - minority interest)/Average number of outstanding shares
Cash flow per share - (Cash flow - minority interest)/Average number of shares outstanding
Book value per share - Shareholders equity/Total number of outstanding shares
P/E - Share price/Earnings per share
P/CE - Share price/Cash flow per share
P/B - Share price/Book value per share
Enterprise value - Market capitalization plus net interest bearing debt
EV/EBITDA - Enterprise value/EBITDA
EV/EBIT - Enterprise value/EBIT



CONSOLIDATED ACCOUNTS



Consolidated Income Statements

NOK million (except per share data)	Notes	**2004**	2003	2002
REVENUES				
Total revenues	(2)	**3,081**	3,037	3,354
OPERATING EXPENSES				
Personnel expenses	(3)	**(1,450)**	(1,347)	(1,465)
Other operating expenses		**(865)**	(799)	(1,025)
Depreciation	(7)	**(352)**	(361)	(451)
Total operating expenses		**(2,667)**	(2,507)	(2,941)
Operating profit		**414**	530	413
FINANCIAL INCOME AND EXPENSES				
Interest income		**11**	15	28
Interest expenses	(14)(15)	**(129)**	(128)	(224)
Other financial items	(4)	**28**	75	27
Net financial items		**(90)**	(38)	(169)
Income before other items		**324**	492	244
OTHER ITEMS				
Other items	(5)	**209**	(668)	(1,313)
Gains on sale of assets	(5)	**15**	-	351
Total other items		**224**	(668)	(962)
Income (loss) before income taxes		**548**	(176)	(718)
Income taxes	(6)	**(97)**	88	(84)
Net income (loss)		**451**	(88)	(802)
Minority share of net income		**-**	30	1
Earnings (loss) per share	(8)	**5.60**	(0.71)	(9.74)
Diluted earnings (loss) per share	(8)	**5.55**	(0.71)	(9.74)

Consolidated Balance Sheets

NOK million	Notes	2004	2003	2002
Assets				
LONG-TERM ASSETS				
Deferred taxes	(6)	**170**	26	-
Mobile units and tender rigs	(7)	**6,081**	5,377	5,442
Other tangible assets	(7)	**128**	133	136
Financial fixed assets	(9)	**158**	163	231
Total long-term assets		**6,537**	5,699	5,809
CURRENT ASSETS				
Receivables	(10)	**985**	883	1,105
Short-term investments		**-**	-	28
Cash and cash equivalents	(11)	**746**	993	598
Total current assets		**1,731**	1,876	1,731
Total assets		**8,268**	7,575	7,540
Shareholders' Equity and Liabilities				
SHAREHOLDERS' EQUITY				
Total paid-in capital	(12)	**2,541**	2,545	2,555
Total retained earnings and forreign currency adjustments	(12)	**624**	517	824
Total shareholders' equity		**3,165**	3,062	3,379
Liabilities				
PROVISIONS				
Deferred taxes	(6)	**-**	-	79
Pensions	(13)	**211**	172	176
Total provisions		**211**	172	255
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(14)	**3,828**	3,323	2,783
Total long-term liabilities		**3,828**	3,323	2,783
CURRENT LIABILITIES				
Short-term interest bearing debt	(15)	**200**	200	200
Other short-term liabilities	(16)	**864**	818	923
Total current liabilities		**1,064**	1,018	1,123
Total equity and liabilities		**8,268**	7,575	7,540

Stavanger, March 16, 2005
The Board of Directors of Smedvig asa








Peter T Smedvig CHAIRMAN	Raymond De Smedt	Siri B Hatlen	J Larry Nichols	Andrew C Salvesen	Kjell E Jacobsen CEO

Consolidated Cash Flows

NOK million	**2004**	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**451**	(88)	(802)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**352**	361	451
Gains on sale of assets	**(15)**	-	(330)
Losses on sale of securities	**-**	-	6
Reversal of previous recognized impairment loss	**(209)**	-	-
Amortization expense of periodic overhauls	**83**	62	77
Associated companies	**(9)**	(12)	(8)
Write-down of assets	-	-	1,313
Pension provisions	**39**	(4)	48
Deferred income taxes	**(5)**	(146)	31
Change in assets and liabilities			
Receivables	**(88)**	222	(115)
Income taxes payable	**20**	(12)	(3)
Accounts payable	**27**	(9)	(2)
Other current liabilities	**(59)**	(103)	(21)
Net cash provided by operating activities	**587**	271	645
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures on mobile units, tender rigs and drilling equipment inventory and fixtures	**(1,481)**	(512)	(354)
Capital expenditures on long-term maintenance	**(242)**	(70)	(40)
Cash collection of long-term receivables	**57**	76	(94)
Proceeds from sale of fixed assets	**253**	6	494
Proceeds from net redemption of securities	**-**	28	95
Investments in shares and joint ventures	**(12)**	-	-
Net cash provided by (used in) investing activities	**(1,425)**	(472)	101
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	**1,369**	1,025	1
Payments of long-term debt	**(591)**	(315)	(873)
Treasury shares	**(69)**	(30)	(4)
Minority's share of cash paid in limited partnership	**-**	11	-
Dividends	**(101)**	(81)	(123)
Net cash provided by (used in) financing activities	**608**	610	(999)
Effect of exchange rate changes on cash and cash equivalents	**(17)**	(14)	(79)
Net increase (decrease) in cash and cash equivalents	**(247)**	395	(332)
Cash and cash equivalents at beginning of year	**993**	598	930
Cash and cash equivalents at end of year	**746**	993	598

Accounting Policies

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the "Company" or "Smedvig"). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). See Note 28 for a discussion of the principal differences between Norwegian GAAP and US GAAP that affect the Company's consolidated net income (loss) and shareholders' equity.

For reporting periods beginning January 1, 2005, the consolidated accounts must be prepared in accordance with International Financial Reporting Standards (IFRS). See Note 1 for a discussion of the principal differences between Norwegian GAAP and IFRS that affect the Company.

NATURE OF OPERATION

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian and the UK continental shelves.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, income taxes, assessment of other contingent liabilities and pension liabilitites, and the capitalization of costs relating to the upgrade of a mobile unit or tender rig and income taxes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

Subsidiaries in which the Company's holding exceeds 50 percent are consolidated in the financial statements.

The Company also consolidates certain limited partnerships and equity investments, in which the Company's holding is 50 percent or less, in accordance with the proportionate consolidation method. Proportionate consolidation is utilized for joint ventures in which the Company is actively involved in the operations.

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company's direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company's share of profits and losses of associated companies is included in the consolidated income statement under Other financial items. The excess of the investment in those affiliates over the Company's share of their net assets at the acquisition date was recognized as goodwill.

The cost method of accounting is used for investments in companies in which the Company's ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

RECLASSIFICATION

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation. Previously, capitalized long-term maintenance costs were recorded as a separate asset. In 2004, the Company combined these balances with the related drilling units.

Capitalized finance costs have previously been recorded as Financial fixed assets. After the reclassification in 2004, such items reduced Long-term interest bearing debt.

REVENUE RECOGNITION

The substantial majority of the Company's revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program, or at such time as the uncertainty is resolved.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers specific upgrades or equipment only of value to the customer, the upfront fees are recognized as revenue on a straight-line basis over the estimated contract period. Related equipment in such cases is depreciated over the contract period.

Occasionally drilling contracts are terminated by the customer against payment of a financial compensation. The compensation is recognized as revenue over the termination period or upon termination if a termination period is not applicable. The termination period is the period where the Company is contractually obligated to refund a portion of the termination fee if the related asset commences on a new contract with another customer.

REPAIRS AND MAINTENANCE

Costs for normal repair and maintenance activities are included in Other operating expenses and expensed when the repairs and maintenance take place. Information on periodic overhauls is described in the section Long-term maintenance.

FUNCTIONAL CURRENCY

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and expends cash. The Company uses Norwegian kroner as the functional currency on Group level. However, Smedvig Asia and Smedvig Rig use the US dollar as the functional currency.

FOREIGN CURRENCIES

Due to the international nature of the Company's operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions using derivative financial instruments with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see Note 18.

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rates prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders' equity. For subsidiaries using Norwegian kroner as the functional currency, bank deposits, short-term receivables and short- and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates. Any gains or losses resulting from such translation are recognized as financial income or expense.

NEWBUILDING PROJECTS
Newbuildings are included in fixed assets at their cumulative costs.

CAPITALIZED INTEREST
Interest expenses are capitalized on upgrade and construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing.

MOBILE UNITS, TENDER RIGS AND OTHER TANGIBLE ASSETS
Mobile units, tender rigs and other tangible assets are recorded at historical cost less accumulated depreciation. These assets are depreciated on a straight line basis over the economic life of the assets. The Company's mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit's operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

IMPAIRMENT OF LONG LIVED ASSETS
Long-lived assets, such as mobile units and tender rigs, other tangible assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated discounted future cash flows, an impairment charge is recognized for the excess amount over its fair value.

In subsequent periods, market conditions may improve resulting in the recovery of the fair value of an asset to levels that could exceed those that were the basis of impairment charges. In such cases, the impairment charge is reversed in periods reflecting these increases in amounts up to the original cost basis less depreciation that would have been recorded from the date of the charge through the date of recovery.

REPAIRS, MAINTENANCE AND PERIODIC OVERHAULS
Costs related to periodic overhauls of mobile units and tender rigs are capitalized under mobile units and tender rigs and amortized over the anticipated period between overhauls, which is generally five years, as required by various rules and regulations. Related costs are primarily shipyard costs and the cost of employees directly involved in the periodic overhauls.

ACCOUNTS RECEIVABLE
Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

CASH AND BANK DEPOSITS
Cash and cash equivalents include highly liquid investments with an original maturity of 90 days or less.

PENSIONS
The Company has several defined benefit plans which provide retirement, death and termination benefits.

The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by employees and amounts are based on actuarial calculations.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company's interest-rate swap agreements, currency options and forward exchange contracts do not qualify as hedges for accounting purposes, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange and currency options contracts are marked to market, with the resulting gain or loss recorded as Other Financial Items.

INCOME TAXES
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefits of tax losses carry forwards.

Deferred tax assets are recognized if it is probable that the future benefit will be realized.

The majority of the Company's mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. A portion of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme indefinitely, no provision for deferred taxes has been accrued on applicable income. However, see note 27 for an updated version of the Company's position realeted to the tonnage tax system. The Company recognizes provisions for deferred taxes related to temporary differences on taxable net financial items.

The Company aims to distribute a dividend each year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian scheme for shipowning and offshore companies. Available funds for distribution that have been subject to taxation are sufficient to cover dividend payments for the immediate future.

EARNINGS PER SHARE
Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding share options during the period. Diluted earnings per share does not include the potential effects of outstanding share options in loss years as the effects are anti-dilutive. Note 8 discloses outstanding shares for 2004, 2003 and 2002.

INCENTIVE PROGRAMS
The Company has established incentive plans for senior management. In the case when the exercise price of the *share options granted is lower than the market price of the* Company's shares on the date of grant, the difference is recognized as salary expense over the vesting period. National insurance contributions arising from such incentive programs is accrued over the vesting period of the options.

Notes

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

1 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) - UNAUDITED

IMPACT OF CONVERSION ON CONSOLIDATED GROUP FINANCIAL STATEMENTS

Smedvig will with effect from January 1, 2005 prepare its consolidated accounts in accordance with the International Financial Reporting Standards (IFRS). In order to have comparative figures the transition date for IFRS has been set to January 1, 2004. The implementation of the new standards will result in differences compared to the accounts, which are currently reported in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). The transition to IFRS is not expected to have any significant impact on the Company's equity as of January 1, 2004. However, a summary of the preliminary effects is as follows.

DIVIDENDS

Under IFRS the proposed dividend will not be recorded as a liability in the balance sheet before approved by the General Meeting. As of January 1, 2004 this represents NOK 101 million.

FINANCIAL INSTRUMENTS

The Company applies fair value accounting of all its financial instruments, in line with IFRS.

INCOME TAXES

Smedvig uses the US dollar as its functional currency for a significant part of its business, although the consolidated accounts are prepared in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is included in shareholders' equity. Related income tax effects due to the fact that these translation differences impact taxable income have also been adjusted as a component of shareholders' equity. However, under IFRS such taxes will be recognized in the income statement. For 2004, such taxes amounted to NOK 67 million.

PENSIONS

Smedvig will recognize plan amendments and cumulative actuarial gains and losses for defined benefit plans at the date of transition as an implementation effect. This will lead to a decrease of approximately NOK 20 million in recorded pension liabilities in the consolidated balance sheet for 2004.

SHARE BASED OPTION SCHEMES

In accordance with IFRS, the Company will amortize the fair value of the options granted to employees over the vesting period. The estimated amortization expense for 2004 is NOK 14 million related to options granted subsequent to November 7, 2002.

TANGIBLE FIXED ASSETS

Tangible fixed assets will continue to be recorded at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component accounting, which implies that drilling units are divided into essential components. The application of component accounting will not have any significant effects on the Company's accounts.

LIABILITIES

Under Norwegian GAAP, the current portion of long-term debt is classified as long-term liability. Under IFRS, debt should be classified as current or non-current based on whether it is due within one year from the balance sheet.

The fact that certain IFRS rules were recently introduced means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided above. The IFRS rules are in addition subject to continuous review and approval by the EU.

2 SEGMENT INFORMATION

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any inter-segment sales. The accounting principles for the segments are the same as for the consolidated accounts.

GEOGRAPHIC SEGMENT DATA

The following presents the Company's revenues, income (loss) before taxes and assets by geographic area:

REVENUES FROM UNAFFILIATED CUSTOMERS	2004	2003	2002
Norway	1,843	2,045	1,866
Congo	253	-	-
Thailand	207	278	328
Brunei	170	338	318
UK	151	54	189
Indonesia	149	135	-
Malaysia	144	159	399
Mauritania	110	28	-
Other	54	-	254
Total	3,081	3,037	3,354
INCOME (LOSS) BEFORE INCOME TAXES			
Norway [1]	170	(398)	408
Congo	45	-	-
Thailand	50	55	93
Brunei	37	173	142
UK	24	(7)	(10)
Indonesia	54	36	-
Malaysia [2]	55	63	192
Mauritania	14	(14)	-
Other [3]	189	(46)	(1,374)
Income (loss) before income taxes and net financial items	638	(138)	(549)
Net financial items	(90)	(38)	(169)
Total	548	(176)	(718)
IDENTIFIABLE ASSETS [4]			
Norway	3,459	3,968	4,490
Congo	750	-	-
Thailand	290	542	490
Brunei	406	873	447
UK	88	-	186
Indonesia	576	638	-
Malaysia	402	152	529
Mauritania	2,146	15	-
Other [5]	151	1,387	1,398
Total	8,268	7,575	7,540

1) Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003 and a gain on sales of assets of NOK 351 million for the year ended December 31, 2002.
2) Including gains on sale of T-2 and part of T-9 amounting to NOK 15 million for the year ended December 31, 2004.
3) Including a partial reversal of a previous write-down of West Navigator amounting to NOK 209 million for the year ended December 31, 2004 and a write-down of West Navigator amounting to NOK 1,313 million for the year ended December 31, 2002.
4) *A substantial portion of the Company's assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.*
5) Including West Navigator at NOK 943 million and NOK 982 million for the years ended December 31, 2003 and 2002, repectively. At December 31, 2004 West Navigator was operating in Mauritania.

INDUSTRY SEGMENT DATA

As of December 31, 2004, the Company operates in the following three segments:

- *Mobile Units:*
  The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to two semi-submersible rigs, one ultra-large jack-up and one deepwater drillship.
- *Tender Rigs:*
  The Company operates a fleet of seven self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.
- *Well Services:*
  The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector and the UK sector of the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

For accounting purposes, there is a fourth division, Discontinued Activities.

REVENUES FROM UNAFFILIATED CUSTOMERS	2004	2003	2002
Mobile Units	1,168	1,287	1,423
Tender Rigs	955	911	1,076
Well Services	958	838	855
Discontinued Activities	-	1	-
Total	3,081	3,037	3,354
DEPRECIATION AND AMORTIZATION			
Mobile Units	247	258	367
Tender Rigs	168	147	143
Well Services	20	18	18
Total	435	423	528
INCOME (LOSS) BEFORE INCOME TAXES			
Mobile Units [1]	298	129	(1,049)
Tender Rigs [2]	248	326	443
Well Services	92	88	63
Discontinued Activities [3]	-	(681)	(6)
Income (loss) before income taxes and net financial items	638	(138)	(549)
Net financial items	(90)	(38)	(169)
Total	548	(176)	(718)
IDENTIFIABLE ASSETS			
Mobile Units	5,587	4,558	4,655
Tender Rigs	2,226	2,759	2,497
Well Services	455	258	220
Discontinued Activities	-	-	168
Total	8,268	7,575	7,540
CAPITAL EXPENDITURES			
Mobile Units	1,075	21	273
Tender Rigs	383	451	72
Well Services	23	40	9
Total	1,481	512	354

1) Including a partial reversal of a previous write-down of West Navigator amounting to NOK 209 million for the year ended December 31, 2004 and a write-down of West Navigator amounting to NOK 1,313 million offset by gains on sales of assets of NOK 351 million related to the sale of West Vanguard for the year ended Decemebr 31, 2002.
2) Including gains on sale of T-2 and part of T-9 amounting to NOK 15 million for the year ended December 31, 2004.
3) Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003.

3 PERSONNEL EXPENSES AND REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

SPECIFICATION OF PERSONNEL EXPENSES	2004	2003	2002
Salaries	1,134	1,038	1,126
National insurance contributions	133	129	142
Pension costs	83	85	109
Other remuneration	100	95	88
Total	1,450	1,347	1,465
Average number of employees	3,751	2,805	3,100

REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Numbers in NOK

Remuneration expensed in 2004:	
Board of Directors	800,000
Chief Executive Officer *	3,185,069

The Chairman of the Board, Peter T Smedvig, who is Non-Executive Chairman, has not received any remuneration in 2004.

* In addition to the remuneration detailed above, the Chief Executive Officer exercised options in Smedvig with net value of NOK 896,760. The Chief Executive Officer has been granted 70,000 options in 2004, which are described in Note 17.

The Chief Executive Officer has a bonus arrangement based on achieving specific targets with a maximum limit of 50 percent of annual salary. The Chief Executive Officer has an early pension agreement whereby he can retire at the age of 65. Pursuant to his employment contract he will receive compensation corresponding to 24 months salary if he, at the request of the Board of Directors, resigns.

4 OTHER FINANCIAL ITEMS

In 2004, Other financial items amounted to a net income of NOK 28 million. Approximately NOK 75 million was related to gains on the Company's forward exchange contracts, while the gains on the Company's interest rate swap agreements amounted to approximately NOK 5 million. Income from associated companies amounted to approximately NOK 10 million and the currency losses on balance sheet items amounted to approximately NOK 60 million.

In 2003, Other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million was related to gains on the Company's forward exchange contracts. In addition, NOK 12 million was reported as income from the associated companies. These gains were partly offset by currency losses on receivables and bank deposits of approximately NOK 15 million.

In 2002, Other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million was related to gains on the Company's forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in US dollar as well as a currency loss on receivables and bank deposits of approximately NOK 40 million.

5 OTHER ITEMS

In 2004, Other items reflected a partial reversal of the previous write-down of West Navigator. The reversal amounted to NOK 209 million. The reversal was done as the market conditions have improved, resulting in a partial recovery of the fair value of the drillship.

Gains on sale of assets amounting to NOK 13 million reflected the partial sale of T-9, when the rig was sold to the Varia Perdana Group, a joint venture controlled by Sapura-Crest Petroleum 51 percent and Smedvig 49 percent. In addition, T-2 was retired resulting in a gain of NOK 2 million.

On July 30, 2003, Stavanger District Court came to a decision in the dispute between Esso and Smedvig regarding the completion of the Balder production vessel that Smedvig sold to Esso. The Court concluded that Smedvig had to pay a net amount of NOK 485 million plus US$ 3.5 million. In addition to these amounts, Smedvig had to pay interest to Esso of approximately NOK 160 million.

Early 2004, Esso and Smedvig agreed to waive all outstanding claims concerning the litigation process. All remaining issues between Esso and Smedvig have been settled without any further payments. At the same time, Smedvig reached a final settlement with Keppel FELS in relation to the building contract for Balder FPU. Under this agreement Smedvig received US$ 25 million and maintained the right to seek indemnity from the underwriters of the warranty insurance.

As a consequence of the Court's decision, the Company had to write-off a receivable of NOK 175 million, which was included in Other items in 2003. The net effect of the Balder dispute was a loss of NOK 668 million.

In 2002, the Company recorded a write-down of West Navigator amounting to NOK 1,313 million as a result of its impairment evaluation to reflect the asset at fair value. Fair value was determined based on the average fair value estimates obtained from three independent offshore brokers.

In 2002, the Company sold the mobile unit West Vanguard for approximately US$ 69 million, resulting in a net gain of NOK 351 million.

6 INCOME TAXES

ALLOCATION OF INCOME (LOSS) BEFORE INCOME TAXES	2004	2003	2002
Norway	495	(246)	(769)
Outside Norway [1]	53	70	51
Total	548	(176)	(718)
INCOME TAX EXPENSE (BENEFIT)			
Payable tax:			
Norway	46	21	12
Outside Norway	45	37	41
Total payable tax [2]	91	58	53
Total deferred income tax expense (benefit) Norway	22	(145)	31
Total deferred income tax benefit outside Norway	(16)	(1)	-
Total	97	(88)	84

1) Allocation of income before income taxes refers to income that is not taxable in Norway.
2) In 2004, total payable taxes amounted to NOK 91 million of which NOK 38 million was a result of an assessment paid related to a disputed tax claim involving the rig West Alpha. The Company is actively trying to recover this amount and is of the opinion that this will be refunded at a later stage.

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income (loss) before income taxes and the actual tax expense are as follows:

	2004	2003	2002
"Expected" income taxes	153	(49)	(201)
Foreign tax rate differential	17	21	27
Shipowners' taxation in Norway	(88)	(51)	250
Income tax provisions (reversed provisions)	(4)	13	-
Other	19	(22)	8
Income taxes	97	(88)	84

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

DEFERRED TAX ASSETS	2004	2003	2002
Tax loss carry forward	179	235	276
Pension liabilities	55	45	46
Provisions	19	15	25
Gross deferred tax assets	253	295	347
DEFERRED TAX LIABILITIES			
Fixed assets	4	15	14
Currency exchange fluctuations	76	213	353
Other	3	41	59
Gross deferred tax liabilities	83	269	426
Net deferred tax assets (liabilities)	170	26	(79)

At December 31, 2004, the Company's deferred tax asset of NOK 179 million was derived from a tax loss carry forward of NOK 638 million, that expires in varying amounts primarily between 2008 and 2013. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits.

7 MOBILE UNITS AND TENDER RIGS AND OTHER TANGIBLE ASSETS

	Mobile units and tender rigs	Drilling equipment, inventory and fixtures	Total tangible assets
Original cost at January 1, 2004	9,678	398	10,076
Additions	1,687	36	1,723
Disposals	(372)	(16)	(388)
Cost at December 31, 2004	10,993	418	11,411
Currency exchange fluctuations	(552)	-	(552)
Accumulated depreciation, amortization and write-downs at December 31, 2004	(4,360)	(290)	(4,650)
Book value at December 31, 2004	6,081 [1]	128	6,209
Depreciation for the year	314 [1]	38	352
Reversal of write-down	(209)	-	(209)
Amortization for the year	83	-	83
Percentage depreciation and amortization	4-20 [2]	10-33	

1) See pages 30 and 37 for specifications of book value and ordinary depreciation per mobile unit and tender rig.
2) The percentage of 20 is related to long-term maintenance that is included in the asset value and amortized over five years.

8 EARNINGS PER SHARE

NOK million (except per share data)	Net income adjusted for *minority interest*	Weighted average shares *outstanding*	Earnings *per share*
2002			
Earnings (loss) per share	(801)	82,253,720	(9.74)
Effect of dilution:			
Options		-	
Diluted earnings (loss) per share	(801)	82,253,720	(9.74)
2003			
Earnings (loss) per share	(58)	81,346,850	(0.71)
Effect of dilution:			
Options		-	
Diluted earnings (loss) per share	(58)	81,346,850	(0.71)
2004			
Earnings per share	451	80,562,850	5.60
Effect of dilution:			
Options		725,587	
Diluted earnings per share	451	81,288,437	5.55

For the years 2003 and 2002, 1,465,000 and 1,210,000 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

9 FINANCIAL FIXED ASSETS

LONG-TERM RECEIVABLES	2004	2003	2002
KS West Alpha	-	-	84
Other long-term receivables	9	35	38
SHARES IN ASSOCIATED COMPANY			
Lisme AS	134	119	98
SHARES IN LIMITED PARTNERSHIPS			
KS Difko XLIV	14	8	10
SHARES			
Shares in North Norway Drilling Co. AS	1	1	1
Total	158	163	231

10 RECEIVABLES

	2004	2003	2002
Trade receivables	531	445	580
Other receivables, including unbilled receivables and other current assets	454	438	525
Total	985	883	1,105

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2004, 2003 and 2002 no provision for doubtful accounts was considered necessary.

11 CASH AND CASH EQUIVALENTS

	2004	2003	2002
Cash	608	851	469
Certificates of deposit	138	142	129
Total	746	993	598

Of the total cash and cash equivalents of NOK 746 million, NOK 87 million represents cash and cash equivalents in proportionately consolidated entities.

12 SHAREHOLDERS' EQUITY

The Company's share capital is divided in two share classes, Class A and Class B. The Class B shares are in general non-voting, but otherwise carry the same rights and privileges as the Class A shares. Each share has a par value of NOK 10.00.

TOTAL PAID-IN CAPITAL	2004	2003	2002
Numbers in NOK			
Registered share capital	822,840,040	829,840,040	829,840,040
Treasury shares	(22,030,000)	(17,910,000)	(7,909,999)
Share premium reserve	1,740,284,947	1,733,284,947	1,733,284,947
Total	2,541,094,987	2,545,214,987	2,555,214,988

CHANGES IN THE NUMBER OF CLASS A SHARES, CLASS B SHARES AND SHARE CAPITAL	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 2004	55,014,004	27,970,000	830
Cancellation of shares in 2004	(700,000)	-	(7)
Issued shares at December 31, 2004	54,314,004 [1]	27,970,000 [1]	823
TREASURY SHARES			
Balance at January 1, 2002	-	693,250	(7)
Treasury shares bought 2002	-	100,000	(1)
Treasury shares sold 2002	-	(2,250)	-
Balance at December 31, 2002	-	791,000	(8)
Treasury shares bought 2003	700,000	300,000	(10)
Balance at December 31, 2003	700,000	1,091,000	(18)
Treasury shares bought 2004	550,000	902,000	(15)
Treasury shares sold 2004	-	(340,000)	3
Treasury shares cancelled 2004	(700,000)	-	7
Balance at December 31, 2004	550,000	1,653,000	(22)
Outstanding shares at December 31, 2004	53,764,004	26,317,000	801

1) Include 550,000 Class A Shares and 1,653,000 Class B Shares held as treasury shares at December 31, 2004.

A share repurchase program authorizes the Company to purchase up to 8.2 million shares from time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. In 2004, the Company purchased 0.6 million Class A Shares and 0.9 million Class B Shares at an aggregate cost of NOK 84 million, in addition the Company issued 0.3 million Class B Shares at a total price of NOK 16 million in connection with exercises of share options. In 2003, the Company purchased 0.7 million Class A Shares and 0.3 million Class B Shares at an aggregate cost of NOK 30 million.The Company purchased 0.1 million Class B shares in 2002 at an aggregate cost of NOK 4 million. The purpose of the share repurchase program is to assist the Company achieve its long-term objective of enhancing shareholder value. The treasury shares should also be viewed as part of the Company's obligations related to the share incentive programs.

CHANGES IN SHARE CAPITAL, SHARE PREMIUM RESERVE, MINORITY INTERESTS, RETAINED EARNINGS AND FOREIGN CURRENCY ADJUSTMENTS

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign curr. adjustments	Total shareholders' equity
Balance at January 1, 2002	823	1,733	20	2,391	101	5,068
Net loss	-	-	(1)	(801)	-	(802)
Dividends	-	-	-	(81)	-	(81)
Foreign exchange translation	-	-	-	-	(802)	(802)
Treasury shares	(1)	-	-	(3)	-	(4)
Balance at December 31, 2002	822	1,733	19	1,506	(701)	3,379
Net loss	-	-	(30)	(58)	-	(88)
Dividends	-	-	-	(101)	-	(101)
Foreign exchange translation	-	-	-	-	(109)	(109)
Treasury shares	(10)	-	-	(20)	-	(30)
Other changes in minority interests	-	-	11	-	-	11
Balance at December 31, 2003	812	1,733	-	1,327	(810)	3,062
Net income	-	-	-	451	-	451
Dividends	-	-	-	(120)	-	(120)
Foreign exchange translation	-	-	-	-	(159)	(159)
Cancellation of shares	-	7	-	(7)	-	-
Treasury shares	(11)	-	-	(58)	-	(69)
Balance at December 31, 2004	801	1,740	-	1,593	(969)	3,165

THE COMPANY'S 20 LARGEST SHAREHOLDERS AT DECEMBER 31, 2004	No. of Class A shares	No. of Class B shares	Percent of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.96
Folketrygdfondet	4,118,500	4,046,300	9.92
Odin Norge	-	2,961,405	3.60
Odin Norden	-	2,833,000	3.44
Smedvig asa	550,000	1,653,000	2.68
State Street Bank & Trust Co.	1,363,202	674,295	2.48
Mellon Bank AS Agent for Clients	1,577,828	84,816	2.02
UBS (Luxemburg) S.A.	1,089,768	272,442	1.67
Investor Bank & Trust Co.	1,133,660	-	1.38
A/S Veni	832,460	208,114	1.28
Nora Smedvig	826,528	206,632	1.26
JP Morgan Chase Bank	1,002,849	7,316	1.23
Morgan Stanley and Co. Intl. Ltd.	458,347	517,500	1.19
Credit Suisse First Boston	-	939,000	1.14
Citibank NA	443,347	477,365	1.12
Stiching Shell Pensioensfond	74	866,900	1.05
Third Avenue Intl. Value Fund	760,400	-	0.92
JP Morgan Chase Bank	336,080	384,492	0.88
Deutsche Bank AG	651,200	-	0.79
Skagen Vekst	-	600,000	0.73
Percent of total number of shares	41.32	23.40	64.70

SHARES AND OPTIONS OWNED BY THE BOARD, CEO AND SENIOR MANAGEMENT AT DECEMBER 31, 2004	Class A shares	Class B shares	Options
Peter T Smedvig, Chairman	21,708,854	3,214,562	0
Raymond De Smedt, Director	34,000	11,300	0
Siri B Hatlen, Director	0	0	0
J Larry Nichols, Director	20,000	0	0
Andrew C Salvesen, Director	0	0	0
Kjell E Jacobsen, CEO	8,000	5,000	220,000
Alf C Thorkildsen, CFO	0	7,700	140,000
Stein Diesen, Managing Director	0	0	70,000
Alf Ragnar Løvdal, Managing Director	0	1,000	70,000
Ståle Rød, Managing Director	8,000	82,000	140,000

13 PENSION PLANS

The Company has a defined benefit pension plan that covers approximately 1,984 employees as of December 31, 2004. A significant part of this plan is covered by a life insurance company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. The retirement pension per employee is however capped at an annual payment of approximately NOK 465.000. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension.

Offshore employees in Norway have retirement and long-term disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not retire until they are 62 years of age.

In addition, the Company has a defined contribution plan for some senior employees in Asia. At December 31, 2004, the obligation related to the contribution plan was NOK 13 million and related expenses were NOK 1 million for each of 2004, 2003 and 2002.

THE FUNDED STATUS OF THE DEFINED BENEFIT PLAN	2004	2003	2002
Accumulated benefit obligations	338	305	301
Effect of projected future compensation levels	186	143	142
Projected benefit obligations	524	448	443
Plan assets at market value	(333)	(306)	(236)
Accrued pension liability before social security	191	142	207
Unrecognized plan amendments	(26)	(28)	(30)
Unrecognized gains (losses)	6	26	(39)
Social security	27	20	27
Accrued pension liabilities	198	160	165

ASSUMPTIONS USED IN CALCULATION OF PENSION OBLIGATIONS			
Rate of compensation increase at the end of year	3.5%	3.5%	4.0%
Discount rate at the end of year	5.5%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	6.5%	7.0%	7.0%
Expected annual early retirement from age 60/62:			
Offshore personnel fixed installations	30.0%	30.0%	100.0%
Offshore personnel Mobile units and onshore employees	60.0%	60.0%	100.0%

ANNUAL PENSION COSTS			
Present value of this year's earned pensions	65	64	67
Interest expense on pension liabilities	24	22	22
Gross pension costs	89	86	89
Expected return on plan assets	(19)	(18)	(14)
Net pension costs	70	68	75
Recognized plan amendments	2	2	2
Expensed changes in estimates	(2)	(2)	1
Accrued social security	12	2	9
Net pension costs	82	70	87

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2004, 2003 and 2002 were as follows:

PENSION BENEFIT PLAN ASSETS	2004	2003	2002
Equity securities	15.6%	12.7%	11.5%
Debt securities	68.4%	74.6%	76.1%
Real estate	10.9%	12.6%	12.1%
Other	5.1%	0.1%	0.3%
Total	100.0%	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies.
The Company addresses diversification by the use of domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

CASH FLOWS

The Company expects the annual pension plan contributions under defined benefit plans for the years 2005-2009, to be approximately NOK 30 million. The aggregate expected payments in the five years from 2010-2014 are NOK 175 million. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2004 and include estimated future employee services.

14 LONG-TERM INTEREST BEARING DEBT AND INTEREST EXPENSES

In 2001, the Company entered into a new secured Reducing and Revolving Credit Loan Facility Agreement which was amended in 2003 and 2004 (US$ 500 million RRCF).

The main changes of the amended facility relate to price and profile:

- The term was prolonged by 33 months, maturing in 2011 with a 20-year repayment profile.
- The margin was reduced to LIBOR plus 95 basis points until the end of the second quarter 2006. Thereafter the margin will be set at LIBOR plus a level between 75 and 120 basis points dependent on the financial leverage of the Company.

In November 2004, the Company entered into a new secured seven-year US$ 250 million Reducing and Revolving Credit Loan Facility Agreement (US$ 250 million RRCF) with a 20-year repayment profile. The price and condition under the US$ 250 million RRCF were in line with the conditions reported under the US$ 500 million RRCF described above.

The ammended loan and the new loan (The Facilities) have a total limit of US$ 750 million (NOK 4,540 million) at December 31, 2004. US$ 519 million (NOK 3,142 million) and US$ 496 million (NOK 3,317 million) were drawn at December 31, 2004 and 2003, respectively. Actual interest rates ranged from 2.6 percent to 3.5 percent in 2004 and from 2.6 percent to 2.8 percent in 2003.

The Company's share of a five-year long-term interest bearing loan in the proportionately consolidated company Varia Perdana Group amounted to NOK 161 million (US$ 27 million) and NOK 21 million (US$ 3 million) for the years ended December 31, 2004 and 2003 respectively. In 2004, the interest rate was LIBOR plus 140 basis points and at December 31, 2004 the interest rate was 3.94 percent.

The Company raised NOK 75 million through bonds issued in the Norwegian market in 2004, with a four-year maturity. The bonds were issued at a premium, which gives an effective interest rate at NIBOR plus 1.25 percent. The effective interest rate at December 31, 2004 was 3.00 percent.

At December 31, 2004, the Company had the following bonds outstanding:

NOK mill	Maturity	Interest
230	February 23, 2006	NIBOR + 2.00 percent
225	November 19, 2008	NIBOR + 2.75 percent
100	November 19, 2008	Fixed 7.50 percent

Weighted average interest rates on Norwegian bonds at December 31, 2004 and 2003 was approximately 5.0 percent and 5.7 percent, respectively.

Long-term interest bearing debt totaled NOK 3,828 million and NOK 3,323 million at December 31, 2004 and 2003, respectively, and was used to finance the rig fleet. Except for the NOK 555 million bond issue, all the remaining long-term debt is denominated in US dollars.

Long-term interest bearing debt at December 31, 2004 is payable as follows:

YEAR	
2005	-
2006	397
2007	249
2008	473
2009	297
2010	227
2011	2,185
Total	3,828

The Company has miscellaneous covenants in its loan agreements. The Facilities contain the following main covenants:

- To maintain a minimum value adjusted assets to total liabilities of 1.5:1.
- To maintain a minimum liquidity balance (cash and cash equivalents) of USS 50 million.
- To maintain the ratio of funded debt to earning before interest, taxes, depreciation and amortization (EBITDA) of 5.0:1 until April 15, 2005 and for the rest of the loan period 4.5:1.
- Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original Facilities and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the Facilities.

The Company's bonds contain the following main covenants, based on financial statements, which require:

- To maintain an adjusted shareholders' equity equal to or greater than US$300 million.
- To maintain an adjusted shareholders' equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term "adjusted shareholders' equity" means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

For the years ended December 31, 2004, 2003 and 2002, interest costs incurred were NOK 132 million, NOK 131 million and NOK 224 million, respectively. Interest cost of NOK 3 million, NOK 3 million and NOK 0 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years December 31, 2004, 2003 and 2002, respectively.

The accounting effects of the Company's interest swap agreements are included in Other financial items and amounted to a gains of NOK 5 million and NOK 3 million for the year ended December 31, 2004 and 2003, respectively and losses of NOK 37 million for the year ended December 31, 2002.

15 SHORT-TERM INTEREST BEARING DEBT

The Company has issued two three-month commercial paper notes which have been renewed at the end of each three month period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on these commercial paper notes was 2.7 percent, 5.4 percent and 7.6 percent as of December 31, 2004, 2003 and 2002, respectively.

As at December 31, 2004, the Company also has an overdraft facility of NOK 200 million of which NOK 183 million was undrawn.

16 OTHER SHORT-TERM LIABILITIES

	2004	2003	2002
Accounts payable	135	108	117
Taxes payable	49	9	21
Withheld taxes, social security and vacation pay	170	160	215
Dividends payable	120	101	81
Accrued interest expenses	18	18	80
Other current liabilities	372	422	409
Total	864	818	923

17 SHARE-BASED INCENTIVE PROGRAMS

The Company has granted options to senior management which provide the employee with the right to subscribe to Class B shares. The options are not transferable and may be withdrawn upon termination of employment. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company's shares on the date of grant. Accordingly, no compensation expense has been recognized.

Options issued under the 2002 Program may be exercised up to December 31, 2005. The exercise price is NOK 34.90 per share.

Options issued under the 2003 Program may be exercised in the period January 1, 2005 to December 31, 2007. The exercise price is NOK 29.00 per share.

Options issued under the 2004 Program may be exercised in the period May 1, 2006 to December 31, 2009. The excercise price is NOK 54.00 per share.

The following table summarizes the transactions under the Company's option plans for each of the years in the three-year period ended December 31, 2004:

	Weighted average exercise price per option	Number of B shares
Outstanding at January 1, 2002	69.87	966,250
Options granted	39.50	530,000
Options exercised	35.25	2,250
Forfeited	53.37	284,000
Outstanding at December 31, 2002	61.22	1,210,000
Options granted	29.00	565,000
Forfeited	75.00	310,000
Outstanding at December 31, 2003	45.88	1,465,000
Options granted	54.00	595,000
Options exercised	45.86	340,000
Forfeited	89.00	290,000
Outstanding at December 31, 2004	40.52	1,430,000

The following table summarizes the information of share options outstanding as of December 31, 2004:

OPTION PROGRAM	2004	2003	2002
Number of Class B shares	595,000	565,000	270,000
Subscription price (NOK)	54.00	29.00	34.90
Remaining contractual life (months)	60	36	12

As at December 31, 2004, 270,000 options issued under the 2002 Program were excercisable.

As of December 31, 2004, the Board could grant further 435,000 options under the 2003 authorization and 405,000 options under the 2004 authorization.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended.

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	As Reported			Pro Forma *		
NORWEGIAN GAAP	2004	2003	2002	2004	2003	2002
Net income (loss)	451	(88)	(802)	437	(96)	(805)
Basic earnings (loss) per share	5.60	(0.71)	(9.74)	5.42	(0.81)	(9.79)
Diluted earnings (loss) per share	5.55	(0.71)	(9.74)	5.38	(0.81)	(9.79)
US GAAP						
Net income (loss)	333	64	(949)	319	56	(952)
Basic earnings (loss) per share	4.13	0.79	(11.54)	3.96	0.69	(11.57)
Diluted earnings (loss) per share	4.10	0.79	(11.54)	3.92	0.69	(11.57)
Average shares outstanding	80,562,850	81,346,850	82,253,720	80,562,850	81,346,850	82,253,720
Average fair value of grants during the year				17	28	5

BLACK & SCHOLES PRICING MODEL ASSUMPTIONS	2004	2003	2002
Risk free interest rate (percent)	4.1	2.2	5.5
Expected life (year)	4	4	3
Volatility	35%	35%	50%

* Pro Forma amounts under US GAAP have been adjusted by NOK 0 million, NOK 0 million and NOK 3 million for the years ended December 31, 2004, 2003 and 2002, respectively, for share compensation expense recognized in determining reported net income (loss), as shown in the table. No share compensation expense was recognised in reported net income (loss) under Norwegian GAAP

18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has operations and assets in a number of countries worldwide. Consequently, the Company's results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the US dollar. When the NOK appreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variable interest rates (see Note 14 and 15) and to the impact of changes in currency exchange rates on US dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below.

NOTIONAL AMOUNTS AND CREDIT EXPOSURE

The notional amounts of derivative financial instruments presented in this note represent the face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivative financial instruments, which relate to interest rates and exchange rates.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

FOREIGN CURRENCY RISK MANAGEMENT

The Company uses foreign currency forward contracts and foreign currency option contracts to manage its exposure to foreign currency risk on certain assets, liabilitites and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31, 2004, the Company had forward contracts to receive approximately NOK 805 million at exchange rates ranging from NOK/US$ 6.06 to NOK/US$ 7.11 between January 4, 2005 and December 20, 2005. Further, the Company had forward contracts to receive approximately THB 236 million and SGD 25 million. The exchange rates ranging from THB/US$ 39.24 to THB/US$ 39.32 and SGD/US$ 1.60 to SGD/US$ 1.64 in the period January 18, 2005 to May 15, 2006.

Furthermore, as of December 31, 2004, the Company has one option contract, the contract expires May 19, 2005 to exchange NOK 90 million against US$ 15 million.

The Company's foreign currency risk arises from:

- The translation of US dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as shareholders' equity.
- Foreign currency forward contracts and foreign currency options which are recorded as Other financial items.
- The impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are contracted in foreign currencies (primarily the US dollar).
- Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in share holders' equity.

	2004		2003	
	Notional	Fair	Notional	Fair
Currency forward contracts	amount	value	amount	value
Receivables	934	74	702	64
Currency option contracts				
Receivables	90	2	132	2

INTEREST RATE RISK MANAGEMENT

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

	2004		2003	
	Notional	Fair	Notional	Fair
Interest rate swap agreements	amount	value	amount	value
Other short-term liabilities	706	8	888	(11)

The extent of the utilization of financial instruments is determined by reference to the Company's net debt exposure and the Company's views regarding future interest rates. At December 31, 2004, the Company had outstanding interest rate swap agreements representing approximately 18 percent of the Company's US dollar interest bearing debt. This implies that the Company has a fixed interest rate for this portion of the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as Other financial items.

The Company has the following interest rate swap agreements as of December 31, 2004:

Notional amount	Receive rate	Pay rate	Length of contract
303 (US$ 50 mill.)	3 month LIBOR	3.34%	11/15/02–11/15/07
303 (US$ 50 mill.)	3 month LIBOR	3.31%	11/15/02–11/15/07
100	7.50% fixed	3 month NIBOR	11/19/03–11/19/08

The primary loan is held by the rig owning company, Smedvig Rig AS. The interest rate swap agreements are not linked to individual drilling rigs or the drillship.

CONCENTRATION OF CREDIT RISK

The market for the Company's services is the offshore oil and gas industry, and the customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. The Company performs ongoing credit evaluations of the customers and generally do not require material collateral. Reserves for potential credit losses are maintained when necessary. The results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers' expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

	2004	2003	2002
BP	13%	20%	14%
Norsk Hydro	17%	22%	28%
Statoil	28%	23%	14%

19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as at December 31, 2004 and December 31, 2003. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest bearing debt, and long-term interest bearing debt. The estimated values of the Company's derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
ASSETS				
Cash and cash equivalents	746	746	993	993
Receivables	985	985	883	883
LIABILITIES				
Accounts payable	135	135	108	108
Short-term interest bearing debt	200	200	200	200
Long-term interest bearing debt	3,828	3,833	3,323	3,326
DERIVATIVE FINANCIAL INSTRUMENTS				
Interest rate swap agreements	8	8	(11)	(11)
Currency forward contracts	74	74	64	64
Currency option contracts	2	2	2	2

See Note 18 for further details regarding the fair value of derivative financial instruments.

20 PURCHASE OF 50 PERCENT OF WEST NAVIGATOR

Effective November 15, 2004, the Company purchased the 50 percent share of PR West Navigator DA it did not previously own for a cash consideration of NOK 1,120 million. PR West Navigator DA's sole activity was ownership of the drillship West Navigator. The purchase prise was assigned as follows:

Fixed assets	1,088
Other assets	9
Liabilities to the seller	23
Total	1,120

21 LEASES

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family's real estate company, A/S Veni. See Note 24 Related party transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 18 million for 2004, which is an increase of NOK 3 million from 2003, and a decrease of NOK 4 million from 2002.

Estimated future minimum rental payments for the period 2005 to 2009 are as follows:

YEAR	
2005	18
2006	19
2007	19
2008	20
2009	20

22 PROPORTIONATE CONSOLIDATION

The Company consolidates certain joint-stock companies and limited partnerships in accordance with proportionate consolidation principles. The Company's ownership interest in such companies and partnerships is approximately 50 percent. The table below presents condensed financial information for the Company's pro rata share of the assets, liabilities and results of operations of the companies that have been proportionally consolidated.

BALANCE SHEET	2004	2003	2002
Non-current assets	497	949	1,147
Current assets	168	262	141
Non-current liabilities	176	(17)	(3)
Current liabilities	93	21	47
INCOME STATEMENT			
Revenues	413	446	533
Operating profit (loss)	(18)	(4)	(69)
Income (loss) before income taxes	(11)	6	(1,221)

23 AUDITOR'S REMUNERATION

Numbers in NOK	2004	2003	2002
Audit of parent company	350,000	350,000	400,000
Audit services in connection with US financial reporting	642,875	750,000	635,245
Audit of subsidiaries	1,148,820	1,280,220	1,145,465
Other advisory services	545,684	1,005,767	4,630,727

24 RELATED PARTY TRANSACTIONS

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2004, 2003 and 2002 were NOK 7 million per year.

25 SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and taxes are as follows:

	2004	2003	2002
Interest paid	143	179	271
Taxes paid	82	73	46

26 MORTGAGES, GUARANTEES AND PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES

MORTGAGES	
Mortgages	3,303

PLEDGED ASSETS	
Mobile units and tender rigs	6,081
Accounts receivable	531
Book value of pledged assets	6,612

GUARANTEES

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

	2004	2003
Guarantees to customers of the Company's own performance	395	388
Guarantee of the Company's share of debt of proportionately consolidated entity,	161	21
Other guarantees	30	24
Total	586	433

The guarantees have the following maturities:

YEAR	
2005	198
2006	182
2007 and thereafter	206

PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES

The Company had contractual obligations in respect of capital expenditures amounting to approximately NOK 600 million at December 31, 2004, payments of which are all due by December 31, 2005.

PURCHASE COMMITMENTS WEST ALPHA

Included in the contractual obligation is the commitment for the future acquisition of the remaining 50 percent ownership interest in West Alpha, increasing Smedvig's ownership share in the rig to 100 percent. The purchase price is US$ 75 million combined with an additional payment of maximum US$ 5 million dependent on the price development of the Company's Class A share in the period until December 31, 2005. The share price range that forms the basis for the additional payment is between NOK 90 and NOK 140. Accordingly, no additional payment will be paid if the Company's Class A share has a price below NOK 90, and correspondingly additional payment will be capped at US$ 5 million if the price of the Company's Class A share exceeds NOK 140. Based on the Company's Class A share price at December 31, 2004, the obligation would be US$ 76 million.

PURCHASE COMMITMENTS WEST SETIA

The Company has also entered into an agreement with Keppel FELS in Singapore to build a new semi-tender, West Setia. Total capital expenditure for the new semi-tender is estimated at US$ 94 million, of which Smedvig's share is approximately US$ 29 million. As of December 31, 2004, the Company has spent US$ 6.5 million. The agreement includes an option for Smedvig to purchase the hull and machinery at a pre-agreed price. The new rig is scheduled for delivery in the third quarter 2005.

27 COMMITMENTS AND CONTINGENCIES

TONNAGE TAX SYSTEM

Since 1996 the majority of Smedvig's drilling units have been part of the Norwegian tax scheme for ship and rig owning companies, a taxation system where the tax on profits is deferred until the point in time when the profits are distributed as dividends, or the company decides to exit the special tax system.

Through the EEA agreement most rules and regulations in EU bind Norway. For state subsidies the EU has set up certain guidelines known as the State Aid Guidelines. These guidelines have recently been revised with a deadline for implementing the amendments in the national legislation set at June 30, 2005. One element in the revised guidelines is the definition of activities known as "maritime transport". In this connection, some uncertainty has been introduced to whether mobile units in the offshore oil and gas industry will qualify as "maritime transport" in the future.

On March 11, 2005 the Norwegian Ministry of Finance issued a discussion paper with proposed changes to the Norwegian tax scheme for ship and rig owning companies. The paper states that mobile drilling units will no longer qualify as "maritime transport". Furthermore, it is suggested that companies that do not qualify to stay in the tax scheme will be given a transitional period to the end of 2005 to facilitate adjustments to the proposed changes. The Company is of the opinion that this change is of such significance that transitional rules to mitigate the tax burden of being excluded from the tax scheme must be evaluated carefully by the Ministry of Finance. Smedvig will take an active part in a process to establish such transitional rules. If no transitional rules are provided for, the Company will recognize income tax expenses of approximately NOK 850 million, which will be payable based on the declining balance method at 20 percent per annum. At December 31, 2004, the Company had a tax asset derived from tax loss carry forwards amounting to NOK 179 million. This tax asset may be utilized to reduce the effect of the increase in payable taxes.

28 PRINCIPAL DIFFERENCES BETWEEN NORWEGIAN (N GAAP) AND U.S. ACCOUNTING PRINCIPLES (US GAAP)

Norwegian GAAP differs in certain respects from US GAAP. Differences which have significant effect on the Company's consolidated net income and shareholders' equity, are summerized and described below:

THE EFFECT ON NET INCOME (LOSS) OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP		2004	2003	2002
Consolidated net income (loss) in accordance with Norwegian GAAP		451	(88)	(802)
Minority interests		-	30	1
ADJUSTMENT FOR US GAAP				
Amortization of goodwill of associated company	(a)	2	1	-
Stock compensation expense and social security costs	(b)	10	-	3
Disposal of mobile unit	(c)	-	301	(301)
Reversal of impairment charge	(d)	(209)	-	-
Other		-	-	(4)
Deferred taxes - shipowning companies	(e)	(88)	(51)	250
Deferred taxes - foreign exchange	(e)	129	(45)	(181)
The tax effect of US GAAP adjustments	(e)	38	(84)	85
Net income (loss) in accordance with US GAAP		333	64	(949)
Basic earnings (loss) per share in accordance with US GAAP		4.13	0.79	(11.54)
Diluted earnings (loss) per share in accordance with US GAAP		4.10	0.79	(11.54)

THE EFFECT ON CONSOLIDATED SHAREHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP IS AS FOLLOWS		2004	2003	2002
Consolidated Shareholders' equity in accordance with Norwegian GAAP		3,165	3,062	3,379
Minority interests		-	-	(19)
ADJUSTMENT FOR US GAAP				
Subsidiary merger and associated company:				
Lisme's issuance of shares	(a)	1	1	-
Goodwill, net	(a)	5	3	3
Stock compensation expense and social security costs	(b)	10	-	-
Short-term liabilities - dividends	(f)	120	101	81
Disposal of mobile unit	(c)	-	-	(301)
Reversal of impairment charge	(d)	(209)	-	-
Deferred tax liabilities	(e)	(788)	(738)	(603)
Approximate shareholders' equity in accordance with US GAAP		2,304	2,429	2,540

PRINCIPAL DIFFERENCES BETWEEN N GAAP AND US GAAP

a) Subsidiary merger

Under Norwegian GAAP, the exchange of ownership interests in a former subsidiary for an ownership interest in Roxar was accounted for as a merger at book value with no gain or loss recognition. In accordance with US GAAP, the transaction was recorded at fair value and a gain was recognized to the extent that ownership interests were deemed to have been economically acquired and sold. The gain recognized under US GAAP resulted in goodwill computed on differences between the Company's investment in Roxar over its proportionate share of Roxar's net assets.

In 2003, Lisme AS was established as the holding company of Roxar. Smedvig contributed its ownership interests in Roxar to Lisme in exchange for Lisme shares that did not change its proportionate ownership interest in Roxar. Subsequently, Lisme acquired all of the remaining ownership interests of Roxar, increasing Smedvig's indirect ownership in Roxar to 44 percent resulting in goodwill, which under US GAAP is no longer amortized but tested annually for impairment. Under Norwegian GAAP goodwill related to Lisme's increase in ownership of Roxar is amortized over five years.

Certain interests in Roxar were acquired through the issuance of new Lisme common shares. To the extent the Company's proportionate ownership changed, a gain was recorded under US GAAP and is reflected as an increase to shareholders' equity. No gain was recognized under N GAAP.

b) Stock compensation expense and social security costs

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is equal to or greater than the fair value of the shares at the grant date. All of the Company's share incentive plans comply with this principle. In 2002, however, some of the plans involved "indexed options" whereby the exercise price increased by one percent per month from the date when the option was granted to its exercise date. Under US GAAP, such plans are accounted for as variable plans because the exercise price is not known at the date of grant. For those plans, compensation was measured each year as the difference between the market value of the Company's shares and the exercise price at the balance sheet date, and recognized as expense over the remaining vesting period.

Under US GAAP, social security tax related to stock options is recorded when the option is exercised and the social security tax is due and payable. However, under N GAAP, social security tax is calculated for options in money at year end and is recognized as compensation expense over the vesting period

c) Disposal of mobile unit

In December 2002, the Company sold the rig West Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold, it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under US GAAP, only a portion of the gain is recognized at the time of the sale and the remainder was recognized into income ratably over the remaining period of the lease.

d) Reversal of impairment charges

Under Norwegian GAAP, impairment charges recognized in previous financial reporting periods can be reversed when the fair value of a related asset increases above its adjusted carrying value. Under US GAAP, for assets held and used, an impairment charge results in a new carrying value of the asset and cannot be reversed when market conditions improve.

e) Deferred taxes

The income tax effects of the US GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provides that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2004, the Company has not recorded any deferred taxes under N GAAP. However, under US GAAP, deferred taxes are provided on such income.

Under US GAAP, the income tax benefits of the deferred tax assets may be recognized if it is more likely than not that the asset will be realized, whereas Norwegian GAAP only allows the recognition of deferred tax assets if it is probable that the asset will be realized. No difference is reported in the reconciliation to US GAAP in the financial statements, as the Company is of the opinion that the tax assets will be realized both under Norwegian GAAP and US GAAP.

A translation gain adjusted for deferred tax of NOK 172 million and 117 million in 2004 and 2003 respectively, was recorded as component of shareholders' equity under Norwegian GAAP. If income tax expenses occurs that is related to transactions recorded as component to shareholders' equity, under Norwegian GAAP such income tax expense would normally be recorded as component to shareholders' equity. For taxation purposes, Smedvig Rig must report in Norwegian kroner resulting in differences between the financial statement and tax basis of US dollar denominated debt.

In addition, the tax basis for calculation of foreign exchange differences within the Norwegian tax scheme for shipowning and offshore companies, was modified effective in 2005 and the related impact was recorded as a component of shareholders' equity under Norwegian GAAP. Under US GAAP, related deferred taxes on such differences are regonized in the income statement.

f) Dividends

Under Norwegian law, dividends are payable from annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under US GAAP, dividends are recorded when legally declared.

OTHER DIFFERENCES BETWEEN N GAAP AND US GAAP

First years installment on long term debt

Under Norwegian GAAP, the first year's installment on long-term debt is included in long-term debt.

Proportionate consolidation method

Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company's holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in Note 22. Under US GAAP the Company's ownership interest in these companies and partnerships would be accounted for under the equity method.

Operating profit

In accordance with US GAAP gains and losses on disposals of operating assets and impairment charges should be included in operating profit. In 2004, such items included a reversal of a previous write-down amounting to NOK 209 million and a gain on sale of assets amounting to 15 million. In 2003, such items included an expense from the Balder dispute of NOK 688 million. In 2002, such items included a write-down of West Navigator of NOK 1,313 million and a gain from the sale of West Vanguard of NOK 351 million.

Guarantees

Under US GAAP, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation taken. Norwegian GAAP does not have a similar requirement. Substantially all of the Company's guarantees relate to its own performance and do not fall within the scope of FASB Interpretaion No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).

However, the Company has guaranteed its share of bank debt at an entity that is proportionately consolidated under Norwegian GAAP. Under US GAAP, this entity would be accounted for as an equity method investment and, accordingly, FIN 45 is applicable to such a guarantee. Under FIN 45, the Company records the fair value of the guarantee as an increase in its investment with a corresponding guarantee liability at inception. Both the increase in the investment and guarantee liability are recognized ratably in earnings over the guarantee period. The Company believes the fair value of the guarantee was immaterial and would not impact net income in 2004 or shareholders' equity as of December 31, 2004.

New Accounting Standards adopted during the year

During 2004, the Company adopted FASB Interpretation No. 46 (Revised) (FIN 46R), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company did not identify any VIEs based upon its review and analysis of potential VIEs.

Accounting standards issued but not adopted
In December 2004, the FASB Issued Statement No. 123 (Revised 2004), Share-Based Payment: an amendment of FASB Statements 123 and 95, December 2004 (SFAS 123R). SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issues to Employees, which was permitted under FASB Statement No. 123. SFAS 123R also addresses the classification of awards between liabilities and shareholders' equity.

Upon adoption of SFAS 123R, an entity must choose between two transition methods, the "modified prospective" method or the "modified retrospective" method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123, except that amounts must be recognized in the income statement. Under the modified retrospective approach, the previously-reported amounts are restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS 123 amounts in the income statement. SFAS 123R is effective beginning July 1, 2005, for the Company. The Company has not yet determined which transition method it will utilize, and accordingly has not yet calculated the impact of adopting SFAS 123R in 2005.

29 COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Percent owned by Group	Operating unit
NORWEGIAN SUBSIDIARIES		
Smedvig Offshore AS	100	
Smedvig Rig AS	100	West Epsilon, West Venture and West Navigator
AS Smedvig Prodrill	100	
Smedvig Engineering AS	100	
Smedvig T4 AS	100	T4 *)
Smedvig T7 AS	100	T7 *)
Smedvig T8 AS	100	T8 *)
West Pelaut AS	100	West Pelaut *)
West Menang AS	100	West Menang *)
West Alliance AS	100	West Alliance *)
FOREIGN SUBSIDIARIES		
Smedvig Asia Limited	100	
Smedvig Offshore Singapore Ltd	100	
Smedvig Insurance Limited	100	
Smedvig Drilling Ltd.	100	
LIMITED PARTNERSHIPS		
West Alpha (Joint Venture) **)	50	West Alpha
West Alpha Chartering KS **)	50	
ASSOCIATED COMPANIES		
Varia Perdana Sdn Bhd **)	49	T3, T6, T9 and Teknik Berkat *)
Tioman Drilling Company Sdn Bhd **)	49	
Lisme AS ***)	44	

*) Tender rigs
**) Consolidated in accordance with the proportionate method
***) Accounted for in accordance with the equity method

Income Statements - Smedvig asa

NOK million	Notes	**2004**	2003	2002
REVENUES				
Revenues		**23**	53	44
Share of net income in limited partnerships	(1)	**7**	11	9
Total revenues		**30**	64	53
OPERATING EXPENSES				
Personnel expenses	(2)	**(16)**	(30)	(22)
Other operating expenses		**(7)**	(19)	(25)
Total operating expenses		**(23)**	(49)	(47)
Operating profit		**7**	15	6
FINANCIAL INCOME AND EXPENSES				
Interest income	(3)	**25**	36	40
Interest expenses	(4)	**(42)**	(54)	(106)
Other financial items	(5)	**402**	230	176
Net financial items		**385**	212	110
Income before other items		**392**	227	116
Other items	(8)	**-**	(645)	-
Income (loss) before income taxes		**392**	(418)	116
Income taxes	(9)	**(112)**	127	(37)
Net (loss) income		**280**	(291)	79
Profit (loss) for the year is distributed (covered) as follows:				
Distributable reserves		**160**	(392)	(2)
Dividend		**120**	101	81

Balance Sheets - Smedvig asa

NOK million	Notes	**2004**	2003	2002
Assets				
LONG-TERM ASSETS				
Deferred taxes	(9)	**146**	221	94
Other tangible assets		**-**	1	2
Investments in subsidiaries	(10)	**2,631**	2,631	3,632
Receivables from Group Companies	(11)	**300**	325	35
Investments in limited partnerships and associated companies	(1)	**211**	198	251
Other long-term assets		**1**	4	89
Total long-term assets		**3,289**	3,380	4,103
CURRENT ASSETS				
Receivables		**93**	224	74
Receivables from Group Companies	(11)	**339**	158	339
Short-term investments		**-**	-	10
Cash and cash equivalents		**348**	516	199
Total current assets		**779**	898	622
Total assets		**4,068**	4,278	4,725
Equity and Liabilities				
SHAREHOLDERS' EQUITY				
Paid-in capital				
Share capital	(12)	**801**	812	822
Share premium reserve	(12)	**1,740**	1,733	1,733
Total paid-in capital		**2,541**	2,545	2,555
RETAINED EARNINGS				
Other equity	(12)	**635**	540	952
Total retained earnings		**635**	540	952
Total shareholders' equity		**3,176**	3,085	3,507
Liabilities				
PROVISIONS				
Pensions	(13)	**2**	3	2
Total provisions		**2**	3	2
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(14)	**557**	480	530
Total long-term liabilities		**557**	480	530
CURRENT LIABILITIES				
Accounts payable		**2**	3	6
Dividends payable		**120**	101	81
Short term liabilities from Group Companies		**-**	388	318
Other short-term liabilities	(15)	**211**	218	281
Total current liabilities		**333**	710	686
Total equity and liabilities		**4,068**	4,278	4,725

Cash flows - Smedvig asa

NOK million	**2004**	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**279**	(291)	79
Adjustments to reconcile net income to net cashprovided by operating activities:			
Share of net (income) loss in limited partnerships	**(7)**	634	(9)
Share of associated companies	**-**	-	6
Group contribution adjustment 2001	**-**	-	(96)
Gain on sale of shares in associated companies	**-**	(68)	-
Loss on sale of securities	**-**	-	6
Write-down of shares in subsidiaries	**-**	-	24
Pension provisions	**(1)**	1	1
Deferred income taxes	**75**	(127)	37
Change in assets and liabilities:			
Write-down of receivables	**-**	(439)	-
Receivables	**(49)**	31	(391)
Other current liabilities	**(396)**	4	(45)
Net cash provided by operating activities	**(99)**	(255)	(388)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of fixed assets	**1**	1	-
Proceeds from sale of securities	**-**	10	95
Capital paid from subsidiaries	**-**	1,001	-
Paid in capital in subsidiaries	**-**	-	(3)
Receivables and subordinated loans, Group Companies	**25**	(290)	423
Long-term receivables	**3**	85	(85)
Dividend paid from limited partnerships	**-**	2	-
Purchase of shares in limited partnerships	**(6)**	-	-
Capital paid to limited partnerships	**-**	(76)	-
Net cash used in investing activities	**23**	733	430
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	**77**	450	-
Long-term debt payment	**-**	(500)	-
Treasury shares	**(68)**	(30)	(4)
Dividends	**(101)**	(81)	(123)
Net cash provided by financing activities	**(92)**	(161)	(127)
Net increase (decrease) in cash and cash equivalents	**(168)**	317	(85)
Cash and cash equivalents at beginning of year	**516**	199	284
Cash and cash equivalents at end of year	**348**	516	199

Notes

The accounting principles applied in the consolidated financial statements have also been applied to the financial statements of Smedvig asa. The numbers are in NOK million unless otherwise stated. The notes to the financial statements of the parent company must be read in conjunction with the notes to the Consolidated Financial Statements.

1 INVESTMENTS IN LIMITED PARTNERSHIPS AND ASSOCIATED COMPANIES

Ownership in limited partnerships (LP) are included according to the equity method.

Specification of ownership interests in limited partnerships and associated companies:

	Book value 01/01/04	Net income	Purchase of shares	Book value 12/31/04
West Alpha Chartering KS	24	13	-	37
KS Difko XLIV	8	(6)	6	8
Lisme AS	166	-	-	166
Total	198	7	6	211

2 PERSONNEL EXPENSES

SPECIFICATION OF PERSONNEL EXPENSES	2004	2003	2002
Salaries	10	23	16
National insurance contributions	3	4	3
Pension costs	2	2	2
Other remunerations	1	1	1
Total	16	30	22
Average number of employees	2	25	24

3 INTEREST INCOME

Interest income includes interest from group companies of NOK 20 million.

4 INTEREST EXPENSES

Interest expenses includes interest to group companies of NOK 11 million.

5 OTHER FINANCIAL ITEMS

	2004	2003	2002
Foreign exchange gain	12	60	174
Gain on sale of shares Roxar AS	-	68	-
Dividend from subsidiaries	311	-	-
Group contribution	116	106	102
Write-down of shares	(40)	(4)	(99)
Other financial items	3	-	(1)
Total	402	230	176

6 FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The Company had the following foreign currency contracts as of December 31, 2004:

	Currency	Amount	Exchange rate	Value date
Sold	US$	10	6.8035	01/18/05
Sold	US$	12	7.3988	01/24/05
Sold	US$	10	7.0000	01/28/05
Sold	US$	10	6.9637	02/22/05
Sold	US$	10	7.1125	04/01/05
Sold	US$	10	6.9618	05/10/05
Sold	US$	10	6.8613	06/15/05
Sold	US$	10	6.7000	08/16/05
Sold	US$	10	6.8300	09/16/05
Sold	US$	5	6.5356	10/28/05
Sold	US$	10	6.2852	11/22/05
Sold	US$	5	6.0575	12/20/05

Unrealized gain on foreign currency contracts as of December 31, 2004 were NOK 74 million. Realized net gain on foreign currency contracts in the period from January 1, 2004 until December 31, 2004 were NOK 57 million.

The Company had the following foreign currency options as of December 31, 2004:

	Currency	Amount	Exchange rate	Value date
Option to sell	US$	15	6.0000	05/19/05

7 INTEREST RATE SWAP AGREEMENTS

The Company had the following interest rate swap agreements as of December 31, 2004:

Notional amount	Receive rate	Pay rate	Length of contract
303 (US$ 50 mill.)	3 month LIBOR	3.34%	11/15/02–11/15/07
303 (US$ 50 mill.)	3 month LIBOR	3.31%	11/15/02–11/15/07
100	7.50% fixed	3 month Nibor	11/19/03–11/19/08

8 OTHER ITEMS

In 2003, both Smedvig asa and Smedvig Production Contracting KS (SPC KS) were involved in the Balder dispute. Following the Balder rulings, Smedvig asa had to expense:

	2004	2003	2002
Share of loss in SPC KS	-	(551)	-
Loss related to the other participants in SPC KS	-	(94)	-
Total	-	(645)	-

Due to the fact that the limited capital in SPC KS has been paid in and Smedvig had joint liability against Esso, Smedvig asa also had to expense the loss related to the other participants.

9 INCOME TAXES

Specification of differences between income before income taxes and the basis for tax calculation.

BASIS FOR THIS YEAR'S PAYABLE TAX CALCULATION	2004	2003	2002
Income before income taxes	392	(419)	116
Other permanent differences	(123)	(34)	16
Change in temporary differences	(196)	(32)	(105)
Basis for payable tax calculation before use of tax loss carry forward	73	(485)	27
INCOME TAXES			
Payable tax previous years	(37)	-	-
Change in deferred tax assets	(75)	127	(37)
Income taxes	(112)	127	(37)

Calculation of deferred tax assets

TEMPORARY POSITIVE DIFFERENCES			
Unrealized gain forward contracts and swap agreements (included share in limited partnership)	90	50	61
Tax allocation on gains on sale of assets	4	5	6
Long term maintenance (included share in limited partnership)	17	-	-
Temporary positive differences	111	55	67
TEMPORARY NEGATIVE DIFFERENCES			
Pension liabilities	(2)	(3)	(2)
Fixed assets	-	(1)	(1)
Shares	-	(132)	(132)
Unrealized loss swap contracts	-	(6)	(50)
Temporary negative differences	(2)	(142)	(185)
Loss carried forward	(629)	(702)	(219)
Total temporary differences after deduction of loss carry forward	(520)	(789)	(337)
Deferred tax assets (28%)	146	221	94

10 INVESTMENTS IN SUBSIDIARIES

COMPANY	Office	Ownership interest	Book value [1]	Equity [1]	Result [1]
AS Smedvig Production Contracting	Stavanger	100%	7,461	9,380	178
Smedvig Asia Limited	Hong Kong	100%	212,862	84,635	(26,147)
Smedvig Offshore AS	Stavanger	100%	49,100	80,189	(7,872)
AS Smedvig Prodrill	Stavanger	100%	57,949	50,674	58,580
Smedvig Engineering AS	Stavanger	100%	500	11,620	6,238
Smedvig Insurance Ltd.	Bermuda	100%	813	47,310	16,022
Smedvig Rig AS	Stavanger	100%	2,300,000	3,361,002	592,971
Smedvig Drilling XI AS	Stavanger	100%	500	518	(12)
Smedvig Drilling XII AS	Stavanger	100%	1,924	1,681	32
West Alpha Chartering AS	Stavanger	50%	53	2,796	953
Total			2,631,162		

1) Numbers in NOK 1,000

11 RECEIVABLES FROM GROUP COMPANIES AND ASSOCIATED COMPANIES

RECEIVABLES	2004	2003	2002
Receivables from subsidiaries	639	453	339
Subordinated loans:			
Roxar AS	-	5	10
AS Smedvig Production Contracting	-	25	25
Total	639	483	374

Terms of repayment are individual for each loan, and carry interest at market rates.

12 SHAREHOLDERS' EQUITY

The Company has two classes of common stock, A shares and B shares. The Class B shares do not carry a right to vote at the general meetings. Otherwise, holders of Class B shares have the same rights and privileges as the holders of the Class A shares. Further information is presented in note 12 to the Consolidated Financial Statements.

	Share Capital	Share premium reserve	Other equity
Equity January 1, 2004	812	1,733	540
Treasury shares	(11)	-	(58)
Cancellation of shares	-	7	(7)
Net income after dividends payable	-	-	160
Equity December 31, 2004	801	1,740	635

13 PENSION PLANS

The Company has a pension plan that covers the Company's employees.

	2004	2003	2002
Accumulated benefit obligations	2	8	8
Effect of projected future compensation levels	1	5	5
Projected benefit obligations	3	13	13
Plan assets at market value	(1)	(9)	(8)
Unrecognized gains (losses)	-	(2)	(3)
Accrued pension liability before social security	2	2	2
Social security	-	1	-
Accrued pension liabilities	2	3	2

Assumptions used in calculation of pension obligations as at year-end:

	2004	2003	2002
Rate of compensation increase at the end of year	3.5%	3.5%	4.0%
Discount rate at the end of year	5.5%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	6.5%	7.0%	7.0%

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

ANNUAL PENSION COSTS

	2004	2003	2002
Present value of this year's earned pensions	1	1	1
Interest expense on pension liabilities	1	1	1
Net pension costs	2	2	2

14 LONG-TERM INTEREST BEARING DEBT

The Company has issued bonds at NOK 557 million at December 31, 2004.
Long-term interest bearing debt at December 31, 2004 is payable as follows:

YEAR	
2006	229
2007	-
2008	328
Total	557

15 OTHER SHORT-TERM LIABILITIES

	2004	2003	2002
Withheld taxes, social security and vacation payment	2	5	5
Accrued interest expenses	3	8	72
Other short-term debt	206	205	204
Total	211	218	281

Other short-term debt includes interest bearing commercial papers of NOK 200 million issued in November and December 2004.

16 GUARANTEES

GUARANTEES

Smedvig asa has issued guarantees amounting to NOK 586 million.

AUDITOR'S REPORT

To the Annual Shareholders' Meeting of Smedvig asa

AUDITOR'S REPORT FOR 2004

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

We have audited the annual financial statements of Smedvig asa as of December 31, 2004, showing a profit of NOK 279,571,650 for the parent company and a profit of NOK 450,974,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the Group accounts. These financial statements and Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

BASIS OF OPINION

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Stavanger, March 16, 2005
KPMG AS



Aage K. Seldal
State Authorized Public Accountant

ARTICLES OF ASSOCIATIONS

§ 1 The Company's name shall be Smedvig asa. The company shall be a public limited company.

§ 2 The Company's business office is in Stavanger, Norway.

§ 3 The object of the Company is shipping, aviation, industry, hereunder oil drilling and production, trade, hereunder service activity in connection with oil drilling and production, hotel operation as well as acquisition and management of real estate. Furthermore it is the object of the Company to participate in other companies or enterprises of similar character, and to offer guarantees and/or to put up its property as security for third party liability.

§ 4 The Company's share capital is NOK 822,840,040 divided into 54,314,004 Class A shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 543,140,040, and 27,970,000 Class B shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 279,700,000, all fully paid.

Each A share carries one vote in the Company's general meetings. The B shares carry no voting rights in the Company's general meetings. Except as aforesaid the shares are in every respect equal. The Company's A shares and B shares will be registered in the Norwegian Securities Registry.

In bonus issues, A shares shall carry the right to new A shares, and B shares carry the right to new B shares, except as otherwise decided by the general meeting.

§ 5 Transfer of shares is subject to approval by the Board of Directors.

§ 6 The Company's Board shall consist of 3-5 members as decided by the General Meeting. Retiring age for Board members is 68 years with retirement in the first Ordinary General Meeting after having reached 68 years of age. The Company's signature is drawn by the Chairman of the Board or Managing Director individually or by two board members jointly. The Board may grant power of procuration.

§ 7 The Ordinary General Meeting shall approve the following resolutions:

a. Approval of Financial Statements and Directors' report, including distribution of dividend.
b. Election of Board Members and Chairman of the Board at expiry of their term of office.
c. Election of Auditor as necessary.
d. Any other matters that according to law or Articles of Association are referred to the General Meeting.

The Chairman of the Board shall preside at all General Meetings of the Company.

Shareholders who wish to participate in the General Meeting must report to the Company, stating the number of shares they represent, by the final date set forth in the Notice of the General Meeting.

General meeting

Annual General meeting is held on Wednesday May 11, 2005 in Stavanger.

Financial information

The shares will be quoted ex-dividend on May 12, 2005. Distribution of dividend to shareholders is scheduled for June 8, 2005.

Quarterly results

The quarterly results will be disclosed at the following dates:
First quarter: April 11, 2005
Second quarter: August 10, 2005
Third quarter: October 24, 2005

Additional information

For more information about Smedvig asa, please see our website www. smedvig.com

This information includes among others:
- Annual reports • Quarterly reports
- Annual reports on Form 20-F and 6-K
- Financial presentations • Contract overview
- News releases • Shareholder list
- Analyst coverage • Stock quote
- Management • Dividends

Adresses

SMEDVIG asa
Smedvig asa
Finnestadveien 28
P.O. Box 110, N-4001 Stavanger
Tel.: +47 51 50 99 00
Fax: +47 51 50 96 88
Registred number: 953 114 828

Web-site: www.smedvig.com
E-mail: smedvig@smedvig.no
Hugin: www.huginonline.no/SME

MOBILE UNITS
Finnestadveien 28
P.O. Box 110, N-4001 Stavanger
Tel.: +47 51 50 99 00
Fax: +47 51 50 99 77

TENDER RIGS
c/o 150 Beach Road # 28-01/06
Gateway West
Singapore 189721
Tel.: +65 6294 2422
Fax: +65 6296 7380

WELL SERVICES
Finnestadveien 28
P.O. Box 110, N-4001 Stavanger
Tel.: +47 51 50 99 00
Fax: +47 51 50 97 19

Forward looking statement

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Smedvig cautions that statements in this report which are forward looking and which provide other than historical information, involve risks and uncertainties that may cause the Company's actual results of operations to differ materially from those expressed or implied by these forward looking statements. Please see Smedvig's Annual Report on Form 20-F for the fiscal year ended 2003 for a more complete discussion of these risk factors.



SMEDVIG asa

Finnestadveien 28, P.O. Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME